 PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 12, 1997)

                                     $43,000,000

                                     CYGNUS, INC.

                  4% Senior Subordinated Convertible Notes due 2005

                              -------------------------

     The 4% Senior Subordinated Convertible Notes due 2005 (the "Notes") of Cygnus, Inc. (the "Company" or "Cygnus") offered hereby will mature on February 1, 2005. Interest on the Notes will be paid annually on December
15, commencing December 15, 1998. Subject to the provisions of the Notes, interest may be paid in whole or in part in fully-paid and nonassessable shares of common stock of the Company, par value $.001 per share (the "Common Stock"). The Notes will be convertible at the option of the Holders of the Notes in two tranches, unless previously redeemed or repurchased, into shares of Common Stock, in the case of any Tranch 1 Note, from and after the issance and then at any time on or prior to the date such note is paid in full and in the case of any Tranch 2 Note, from and after the date which is 121 days after issuance and then at any date on or prior to the date such Note is paid in full. In each case, the Notes may be converted all or from time to time any part of the outstanding and unpaid principal amount of such Note, equal to $25,000 or such lesser amount as shall remain unpaid at the time of the conversion or may be permitted from time to time by the Company in its discretion, and accrued and unpaid interest on the principal amount to be converted and on any such interest into, fully paid and nonassessable shares of Common Stock. Such conversion shall occur at the price that is, for any date, the arithmetic average of the lowest daily per share Trading Prices during the applicable Measurement Period for such date (the "Conversion Price"); provided, however, that in no event shall the Conversion Price for any date be less than the Minimum Conversion Price applicable to such date regardless of the Conversion Price otherwise determined as set forth above; provided further, however, that in the case of any Conversion Date on or after February 1, 2000, the Conversion Price shall be the greater of (x) $150.00 and
(y) an amount equal to 150% of the arithmetic average of the Market Price of the Common Stock for the period of 20 consecutive Trading Days ending one Trading Day prior to February 1, 2000. The Holders, subject to certain conditions, may require their repurchase. See "Description of Notes -- Redemption" and see "Description of Notes--Conversion Rights." On January 30, 1998, the last reported sale price of the Common Stock as quoted on the Nasdaq National Market (symbol "CYGN") was $18.375 per share. See "Price
Range of Common Stock." The Company does not expect that a market for the Notes will develop.

     On or after February 1, 1999, the Notes are redeemable at the option of the Company, in whole or in part on one occasion, at a Redemption Price (as defined herein) equal to 100% of the outstanding principal amount plus accrued and unpaid interest to the date of redemption, if the Market Price (as defined herein) of the Common Stock for any period of 20 consecutive Trading Days (as defined herein) ending on or after February 1, 1999 is at lease equal to 150% of the Maximum Conversion Price (as defined herein) in effect at such time. In addition, the Notes are redeemable at the option of the Company at any time on or after February 1, 1999 at the Minimum Conversion Price Redemption Price (as defined herein) equal to 110% of the outstanding principal amount plus accrued and unpaid interest to the Minimum Conversion Price Redemption Date (plus any Default Interest (as defined herein) thereon) if the Conversion Price on or after February 1, 1999 is less than 12.50 per share of the Common Stock, subject to certain adjustments.
The Notes are redeemable at the option of the Company on three Trading Days' notice at any time on or after February 1, 2000 at 100% of the outstanding principal amount plus accrued but unpaid interest (plus any Default Interest thereon). See "Description of Notes--Optional Redemption." In addition, upon the occurrence of a Repurchase Event (as defined herein) on or prior to February 1, 2000, Holders of the Notes will have the right, subject to certain restrictions and conditions, to require the Company to repurchase the Holder's Notes, in whole or in part, at the repurchase prices set forth herein. See "Description of Notes--Repurchase of Notes at the Option of Holders Upon a Repurchase Event." The Notes are subject to defeasance, subject to certain conditions, at any time. See "Description of Notes - Defeasance."

     The Notes are unsecured obligations of the Company and are subordinated to all existing and future Senior Debt. The Indenture (as supplemented) contains covenants restricting the ability to incur Indebtedness (as defined herein) other than Permitted Indebtedness (as defined herein). Permitted Indebtedness includes, among other things, bank debt, lease lines and purpose credits for commercialization of the Company's products. As of December 31, 1997, the Company had approximately $19.1 million of indebtedness outstanding that would have constituted Senior Debt and Permitted Indebtedness. See "Description of Notes--Subordination."


     Without the Company's consent, the Notes may be transferred only to Permitted Transferees (as defined herein). See "Description of Notes -- Transfer" and shall be issued in definitive form.

     Cygnus and the Cygnus logo are registered trademarks of the Company and GlucoWatch and AutoSensor are trademarks of the Company. FemPatch is a registered trademark of the Warner-Lambert Company and Nicotrol is a registered trademark of Pharmacia & Upjohn. All other trademarks included in this Prospectus Supplement are the property of their respective holders.

                              -------------------------

       SEE "RISK FACTORS" BEGINNING ON PAGE S-9 HEREIN FOR CERTAIN INFORMATION
                  THAT SHOULD BECONSIDERED BY PROSPECTIVE INVESTORS.

                              -------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
           EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
           THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                   THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION
                       TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------------


             The date of this Prospectus Supplement is February 4, 1998.

                                       SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND RELATED NOTES INCORPORATED BY REFERENCE HEREIN AND IN THE ACCOMPANYING PROSPECTUS. AS USED IN THIS PROSPECTUS SUPPLEMENT, UNLESS OTHERWISE INDICATED, REFERENCES TO THE "COMPANY" AND "CYGNUS" ARE TO CYGNUS, INC. AND ITS CONSOLIDATED SUBSIDIARIES. THE TERMS GLUCOWATCH AND GLUCOWATCH SYSTEM ARE USED INTERCHANGEABLY.

     IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS SUPPLEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SUPPLEMENT SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS SUPPLEMENT. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AS WELL AS THOSE CAUTIONARY STATEMENTS AND OTHER FACTORS SET FORTH ELSEWHERE OR INCORPORATED BY REFERENCE HEREIN.

                                     THE COMPANY

     Cygnus is engaged in the development and manufacture of diagnostic and drug delivery systems, utilizing proprietary technologies to satisfy unmet medical needs cost-effectively. The Company's current efforts are primarily focused on two core areas: a painless, bloodless and automatic glucose monitoring device (the GlucoWatch system) and transdermal drug delivery systems.

THE GLUCOWATCH SYSTEM

     The Company's GlucoWatch system represents a potential advance in diabetes care technology as compared to the currently prevailing "finger stab" blood monitoring method. The GlucoWatch is designed to measure glucose painlessly, bloodlessly and automatically through the ease and convenience of a device worn like a wristwatch. Worldwide sales of blood glucose self-monitoring products were approximately $2.5 billion in 1996, which represented an increase of approximately 14% over 1995 levels. It is estimated that more than 40 million people in North America, Europe, Japan and Korea have diabetes. In the U.S. alone, more than ten million people have been diagnosed with another five million believed to have the condition. The number of people with diabetes is expected to continue to grow with the aging of the population, while the number of diagnosed cases is also expected to increase with changes in diagnostic standards and new diagnostic technologies. Clinical studies sponsored by the National Institutes of Health indicate that better management of glucose levels through more frequent testing would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger stabbing and the associated disruption of daily life, the Company believes most people with diabetes currently test their glucose levels less than half as often as recommended. As a result of the drawbacks of the finger stab method, the Company believes that there is a significant unmet demand for a painless, bloodless, automatic glucose-monitoring device.

     To address this unmet demand, the Company is developing the GlucoWatch, which is expected to reduce or eliminate significant drawbacks of the finger stab testing technique. The device, which is worn like a wristwatch, is designed to automatically extract and measure glucose levels painlessly through intact skin every twenty or thirty minutes. The extracted glucose is collected in a consumable transdermal pad called the AutoSensor, which is attached to the back of the device and replaced approximately every twelve hours. The GlucoWatch system is intended to offer a combination of features not available in currently marketed devices, such as: an electronic memory to store and display glucose levels; the ability to download stored information to personal computers to analyze glucose data and trends; alarms indicating hypo- and hyperglycemic conditions; and event markers which record factors that affect glucose levels. The GlucoWatch is designed to be worn during the day and night for continuous glucose monitoring. The Company believes the GlucoWatch system will provide the frequent testing and trend analysis of glucose levels necessary to enable people with diabetes to better manage their condition and eliminate the pain and inconvenience associated with repetitively stabbing the finger to test the blood. The Company believes this unique combination of features will result in better control of glucose levels, improved quality of life and more cost-effective healthcare.

     In developing the GlucoWatch, the Company has sought to design a device that would offer the above features and be substantially equivalent to finger stab blood glucose monitoring in terms of accuracy and precision. Test results from a clinical study using a prototype of the GlucoWatch, which were published in NATURE MEDICINE (November 1995), indicated a level of accuracy and precision that the Company believes is comparable to those associated with finger stab blood glucose monitoring devices. In 1997, Cygnus completed extensive research clinical studies using a version of the GlucoWatch designed for commercial sale. The results of these studies demonstrated that the GlucoWatch is able to measure glucose levels with statistically significant accuracy and precision across a variety of conditions. Based on the Company's research clinical studies and published performance data for certain currently marketed finger stab monitoring devices, the Company believes the GlucoWatch is capable of a level of accuracy and precision comparable to such devices. There can be no assurance that the Company will be able to successfully develop the GlucoWatch or that it will obtain clearance or approval from the FDA. See "Risk Factors -- Dependence on New Products; Underwriting of Market Acceptance" and "Risk Factors -- Regulatory Approvals Uncertain".

REGULATORY APPROVAL

     To prepare a submission to the United States Food and Drug Administration (the "FDA") for approval of the GlucoWatch, the Company has initiated registration clinical trials. Based on discussions with the FDA, the Company believes that the submission will be in the form of a 510(k) notification, although the final determination will not be made until the FDA receives the submission. The Company anticipates submitting a 510(k) notification in the second quarter of 1998, although the potential exists for this filing to be deferred to the second half of 1998.

     Although the Company believes its clinical results to date are encouraging, to seek FDA approval for the GlucoWatch system, the Company will need to conduct registration clinical trials. No assurance can be given that data generated in such trials will be as favorable as data generated in clinical trials to date or that, even if such data are as favorable, such data will provide a sufficient basis for the approval of the GlucoWatch system by the FDA.

     In 1996, Cygnus entered into collaborations with Becton Dickinson & Company ("Becton Dickinson") and Yamanouchi Pharmaceutical Co., Ltd. ("Yamanouchi") for the commercialization of the GlucoWatch. Under the Becton Dickinson agreement, the Company has granted Becton Dickinson exclusive worldwide marketing and distribution rights, with the exception of Japan and Korea. Under this agreement, the Company has primary responsibility for product development, regulatory approvals, manufacturing and customer support, and retains the option to participate in sales and marketing. The Company also entered into an agreement with Yamanouchi for the marketing and distribution of the GlucoWatch in Japan and Korea. Under these agreements, Cygnus is eligible to receive up-front and milestone payments totaling $30 million prior to commercialization and to receive a percentage of the product's future commercial success. In
June 1997, Cygnus granted Becton Dickinson worldwide marketing rights, with the exception of Japan and Korea, for the Company's second generation glucose monitor. Becton Dickinson has agreed to fund, in part, the development of the product. In the past some of the Company's licensees, distributors and collaborators have approached the Company requesting modification of the terms of existing agreements. Becton Dickinson has recently approached the Company to discuss modifying the non-compete terms of the existing agreement. The Company is unable to predict the outcome of these discussions.

TRANSDERMAL DRUG DELIVERY SYSTEMS

     Transdermal drug delivery systems provide for the controlled release of drugs directly into the bloodstream through intact skin. The Company's transdermal drug delivery products are thin multilayer systems, in the form of small adhesive patches. Transdermal delivery can provide a number of advantages over conventional methods of drug administration, including enhanced efficacy, increased safety, greater convenience and improved patient compliance. By delivering a steady flow of drugs into the bloodstream over an extended period of time, transdermal systems can avoid the "peak and valley" effect of oral or injectable therapy and can enable more controlled, effective treatment. By avoiding first pass metabolism through the gastrointestinal tract and the liver, the therapeutically equivalent dosage for the transdermal delivery of certain compounds can be significantly less than the corresponding oral dosage, potentially reducing dosage-related side-effects.

     The Company's transdermal product line is focused on contraception, hormone replacement therapy and smoking cessation. The Company has two marketed products, the Nicotrol nicotine patch and the FemPatch estrogen hormone replacement patch. The Company has strategic collaborations for its transdermal products with Ortho Pharmaceutical Corporation, a subsidiary of Johnson & Johnson (contraception), American Home Products Corporation, Sanofi, S.A. and the Warner-Lambert Company (hormone replacement therapy), and Pharmacia & Upjohn (smoking cessation).


                              -------------------------

                      RECENT OPERATING RESULTS AND DEVELOPMENTS

     The Company's revenues for the fiscal year ended December 31, 1997 were $29.5 million, as compared to $36.2 million for the year ended December 31, 1996. The Company's net loss for fiscal year 1997 was $50.5 million, or $2.67 per share, as compared to a net loss of $11.1 million, or $0.60 per share, in fiscal 1996. In the fourth quarter of fiscal 1997, the Company's revenues were $6.5 million and its net loss was $5.2 million, or $0.27 per share, compared to revenues of $12.6 million and a net loss of $1.0 million, or $0.05 per share, for the same period in fiscal 1996.

     On February 4, 1998, the Company completed a direct public offering of its Common Stock for total proceeds to the Company of approximately $13.8 million. The Common Stock was sold at a discount from the market price pursuant to a shelf registration statement on Form S-3 filed with the Securities and Exchange Commission which is the same registration statement under which the Notes are registered. A Prospectus Supplement was filed with the Securities and Exchange Commission in connection with such sale of Common Stock.

                                     THE OFFERING

Securities Offered . . . . . .     $43,000,000 aggregate principal amount of 4%
                                   Senior Subordinated Convertible Notes due
                                   2005.

Interest Payment Dates . . . .     December 15 of each year, commencing December
                                   15, 1998.

Maturity Date. . . . . . . . .     February 1, 2005.

Conversion Rights. . . . . . .     The Notes will be convertible in two tranches
                                   on or prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock at the Conversion Price. See
                                   "Description of Notes-Conversion Rights."

Subordination. . . . . . . . .     The Notes are unsecured obligations of the
                                   Company and are subordinated to all existing and future Senior Debt. As of December 31,
                                   1997, the Company had approximately
                                   $19.1 million of outstanding indebtedness that would have constituted Senior Debt. The
                                   Indenture restricts the incurrence of
                                   Indebtedness other than Permitted
                                   Indebtedness by the Company or any
                                   subsidiary.  See "Description of
                                   Notes--Subordination."

Optional Redemption. . . . . .     On or after February 1, 1999, the Notes are
                                   redeemable at the option of the Company, in whole or in part on one occasion, at a Redemption Price (as defined herein) equal to 100% of the outstanding principal amount plus accrued and unpaid interest to the date of redemption, if the Market Price (as defined herein) of the Common Stock for any period of 20 consecutive Trading Days (as defined herein) ending on or after February 1, 1999 is at least equal to 150% of the Maximum
                                   Conversion Price (as defined herein) in
                                   effect at such time. In addition, the Notes are redeemable at the option of the Company at any time on or after February 1, 1999 at the Minimum Conversion Price Redemption Price
                                   (as defined herein) equal to 110%
                                   of the outstanding principal amount plus accrued and unpaid interest to the Minimum
                                   Conversion Price Redemption Date (plus any
                                   Default Interest (as defined herein) thereon if the Conversion Price is less than 12.50 per share of Common Stock. The Notes are redeemable at the option of the Company on three Trading Days' notice at any time on or after February 1, 2000 at 100% of the outstanding principal amount plus accrued but unpaid interest (plus Default Interest thereon). See "Description of
                                   Notes--Optional Redemption."

Mandatory Redemption . . . . .     Should the Notes cease to be convertible into
                                   Common Stock, the Notes may, in certain
                                   cases, at the option of the Holders, be
                                   subject to mandatory redemption in whole or in part.

Repurchase Event . . . . . . .     In the event of a Repurchase Event, each
                                   Holder of Notes may, subject to certain
                                   restrictions and limitations, require the
                                   Company to repurchase its Notes, in whole or in part, at the repurchase price set forth herein which includes accrued and unpaid interest, if any, to the date of repurchase.
                                   See "Description of Notes-Repurchase of Notes at the Option of Holders Upon a Repurchase
                                   Event."

Use of Proceeds. . . . . . . .     The Company will use the net proceeds of this
                                   offering for (i) capital expenditures for equipment and commercialization expenses related to the GlucoWatch, and
                                   (ii) additional working capital, additional capital expenditures and general corporate purposes. See "Use of Proceeds."

Listing. . . . . . . . . . . .     The Common Stock is quoted on the Nasdaq
                                   National Market under the symbol "CYGN." No application has been made for listing or quotation of the Notes on any securities exchange or securities market.

                         SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary consolidated financial data presented below is qualified in its entirety by, and should be read in conjunction with, the Company's consolidated financial statements and notes thereto incorporated by reference herein.



                                                                                                Nine Months Ended
                                                       Year Ended December 31,                    September 30,
                                                ---------------------------------------      ----------------------
                                                  1994           1995           1996           1996            1997
                                               --------        -------       --------         -------       -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Product revenues . . . . . . . . . . . . . . $  1,917       $  3,704      $  17,211        $12,442       $  3,470
  Contract revenues. . . . . . . . . . . . . . . 14,533         12,579         13,085         10,330         10,984
  Royalty and other revenues . . . . . . . . . . .4,820          2,723          5,907            790          8,516
                                               --------       --------      ---------         -------       --------
       Total revenues. . . . . . . . . . . . . . 21,270         19,006         36,203         23,562         22,970
                                               --------       --------      ---------         -------       --------

Costs and expenses:
  Costs of products sold . . . . . . . . . . . . .3,293          4,746         16,659         11,052          7,071
  Research and development . . . . . . . . . . . 21,605         20,029         23,165         16,881         16,353
  Purchase of in-process research. . . . . . . . .9,000             --             --             --             --
  Marketing, general and administrative. . . . . .5,491          7,369          9,296          6,876          6,103
  Arbitration settlement . . . . . . . . . . . . . . --             --             --             --         39,633
                                               --------       --------      ---------         -------       --------
       Total costs and expenses. . . . . . . . . 39,389         32,144         49,120         34,809         69,160
                                               --------       --------      ---------         -------       --------
Loss from operations . . . . . . . . . . . . . (18,119)       (13,138)       (12,917)       (11,247)       (46,190)
Interest and other income, net . . . . . . . . . . .759            296          1,865          1,202            910
                                               --------       --------      ---------         -------       --------
Net loss . . . . . . . . . . . . . . . . . . .$(17,360)      $(12,842)      $(11,052)      $(10,045)      $(45,280)
                                               --------       --------      ---------         -------       --------
                                               --------       --------      ---------         -------       --------

Net loss per share . . . . . . . . . . . . . .$  (1.24)      $  (0.79)      $  (0.60)      $  (0.54)      $  (2.41)
Shares used in computation
  of net loss per share. . . . . . . . . . . .  13,947         16,265         18,544         18,506         18,818








                                                              DECEMBER 31,         SEPTEMBER 30, 1997
                                                                 1996               Actual     As Adjusted(1)
                                                              ------------      -------------  --------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments(2) . . . . . $49,434             $39,201        $79,201
Total assets . . . . . . . . . . . . . . . . . . . . . . . . . .68,798              54,048         97,048
Short-term obligations, including current portion of
     long-term obligations(3). . . . . . . . . . . . . . . . . .24,148              29,656         29,656
Long-term obligations, less current portion(4) . . . . . . . . .13,437              34,184         77,184
Stockholders' equity (net capital deficiency). . . . . . . . . .31,213              (9,792)        (9,792)


(1) Adjusted to reflect the issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom. Does not reflect the approximately $13.8 million in proceeds from the Company's sale of Common Stock. See "Prospectus Summary -- Recent Events," "Use of Proceeds" and "Capitalization."
(2) September 30, 1997 data does not reflect $14.0 million paid on January 2, 1998 under an arbitration settlement. See "Business--Legal Proceedings."
(3) September 30, 1997 data includes $16.6 million related to an arbitration settlement. See "Business--Legal Proceedings."
(4) September 30, 1997 data includes $23.0 million related to an arbitration settlement. See "Business--Legal Proceedings."

                                     RISK FACTORS

     AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY. IN ADDITION TO THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS SUPPLEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT, THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SUPPLEMENT SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS SUPPLEMENT. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AS WELL AS THOSE CAUTIONARY STATEMENTS AND OTHER FACTORS SET FORTH ELSEWHERE OR INCORPORATED BY REFERENCE HEREIN.

DEPENDENCE ON NEW PRODUCTS; UNCERTAINTY OF MARKET ACCEPTANCE

     For the Company to be successful, it will need to develop, license, or acquire new products. Several products based on the Company's technologies are currently under development by Cygnus and its licensees. Many of these products (including the GlucoWatch) will require significant additional development and investment, including preclinical and clinical testing, prior to their commercialization and are not expected to be commercially available for several years, if at all. From time to time the Company has experienced delays or setbacks in the development of certain of its products. For example, the Company experienced development delays in the miniaturization of the GlucoWatch system. There can be no assurance that such products or future products (including the GlucoWatch) can or will be successfully developed, prove to be safe and effective in clinical trials, meet applicable regulatory standards, be capable of being manufactured in commercial quantities at reasonable cost or be marketed successfully. Product development efforts can be terminated by the Company or its licensees and there can be no assurance that initial product development efforts or third party collaborations will be successful. See "--Dependence on Licensees, Distributors and Collaborative Arrangements."

     Before the Company can market the GlucoWatch, it must first conduct registration clinical trials using a version of the product designed for commercial sale, prepare a submission to the FDA and obtain clearance or approval from the FDA. Approval from other U.S. or foreign government regulatory agencies may also be required. Each of these stages will involve certain risks and challenges. The Company has completed research clinical studies using a commercial version of the product and has initiated registration clinical trials for submission to the FDA. There can be no assurance that the commercial product will produce results that are substantially equivalent to FDA-approved glucose monitoring products or that will support the necessary regulatory filings and approvals. In addition, if the Company receives the necessary regulatory approvals for the GlucoWatch, there can be no assurance that unforeseen problems will not occur in product manufacturing and commercial scale up or marketing or product distribution. Any such occurrence could significantly delay the commercialization of the GlucoWatch or prevent its market introduction entirely. Furthermore, if the GlucoWatch is successfully developed, the commercial success of the GlucoWatch will depend on its acceptance in the market.

     The Company's revenues to date have been derived primarily from manufacturing and royalty revenue from Nicotrol and from product development and licensing fees related to its products under development. Pharmacia & Upjohn ("Pharmacia"), the worldwide licensee for Nicotrol, has exercised its option to manufacture Nicotrol for North America. Thus, the Company will no longer receive manufacturing revenue from Nicotrol, although Cygnus will continue to receive royalties on the worldwide sales of Nicotrol. It is anticipated that total revenues received from Nicotrol will be less in the future than the Company has received in the past. The Company expects that a substantial portion of its future revenues will be derived from the sale of the recently commercialized FemPatch transdermal patch and, if regulatory approvals are obtained, sales of the GlucoWatch and other products currently under development.

HISTORY OF OPERATING LOSSES; FUTURE CAPITAL REQUIREMENTS

     The Company reported a loss from operations of $51.6 million (including a $39.6 million charge for the settlement of its litigation with Sanofi, S.A. ("Sanofi") further described in "Business--Legal Proceedings") for the year ended December 31, 1997, and has experienced annual operating losses since inception. At December 31, 1997, the Company had an accumulated deficit of $136.5 million. The Company expects to continue to incur operating losses at least until significant sales, if any, of the GlucoWatch commence. There can be no assurance that the Company will generate significant revenues or achieve profitability. The Company has, and expects to have, fluctuations in quarterly results based on recognition of collaborative and contract revenues and expenses. Some of these fluctuations could be significant.

     The Company believes that its existing cash, cash equivalents and short-term investments, when coupled with cash from operations and investments and the net proceeds from the offering hereby, will be sufficient to meet its operating expenses and capital expenditure requirements at least through the end of 1998. The amounts and timing of expenditures will depend on the progress of ongoing research and development, the results of preclinical testing and clinical trials, the rate at which operating losses are incurred, the execution of any development and licensing agreements with corporate partners, the Company's development of products, the FDA regulatory process and other factors, many of which are beyond the Company's control.

     The development of the Company's products will require the commitment of substantial resources to conduct the research, preclinical development and clinical trials necessary to bring such products to market and to establish production and marketing capabilities. The Company may seek additional funding through public or private financings, including debt or equity financings, and through other arrangements, including collaborative arrangements. Any additional equity financings may be dilutive to stockholders and debt financing, if available, may involve restrictions on dividends and other restrictions on the Company. Adequate funds, whether through financial markets or collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or, if available, on terms acceptable to the Company. Lack of sufficient additional funds may require the Company to delay, scale back or eliminate some or all of its research and product development programs or to license others to commercialize products or technologies that the Company would otherwise seek to develop itself. See "Use of Proceeds."

REGULATORY APPROVALS UNCERTAIN

     The Company's products require the approval of the FDA before they can be marketed in the U.S. In addition, approvals are required from regulatory agencies in most foreign countries before the Company's products can be marketed in such countries. To date, the Company has two products which have received FDA approval, Nicotrol and FemPatch. Before a regulatory submission can be filed with the FDA, a product must undergo extensive clinical trials. The Company's drug delivery systems require the filing of a New Drug Application ("NDA") with the FDA, and the FDA's approval of the NDA. Devices such as the GlucoWatch under development by the Company will require the filing and FDA clearance or approval of a medical device submission. The time required for regulatory approval of the Company's products after a filing is uncertain. There can be no assurance that problems will not arise that could delay or prevent the commercialization of the Company's products or that the FDA and foreign regulatory agencies will be satisfied with the results of clinical trials or approve the marketing of any products. Moreover, even if regulatory approval is granted, such approval may include significant limitations on indicated uses for which any such products could be marketed.

     The Company believes that the submission to the FDA for the GlucoWatch will be in the form of a premarket notification (a "510(k) notification"), although the final determination of the type of submission will not be made until FDA submission. There can be no assurance that a 510(k) notification will be accepted by the FDA. If a 510(k) notification is not accepted by the FDA, the Company will be required to submit a pre-market approval application ("PMA") for this product. The FDA approval process for a PMA is typically more involved and requires more time than a 510(k) notification and could materially delay the introduction of the GlucoWatch. There can be no assurance as to FDA acceptance or approval of the form or timing of a 510(k) notification, a PMA or any similar

FDA submission, that the results of the registration clinical trials for submission to the FDA will be approved by the FDA nor that the results will be comparable to the results obtained in the research clinical studies performed to date. Delays or failure to receive clearance following a 510(k) notification or approval of a PMA application could have a significant adverse effect on the Company's business, financial condition and results of operations.

     A drug or medical device and its manufacturer are subject to continual review after approval, and later discovery of previously unknown problems with a product or the manufacturing process may result in restrictions on such product or the manufacturer, including withdrawal of the product or products from the market. Failure to comply with applicable regulatory requirements may, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution. In addition, new government regulations may be established that could delay or prevent regulatory approval of the Company's potential products. Cygnus is also subject to regulation under federal, state and local regulations regarding work place safety, environmental protection and hazardous and controlled substance controls, among others.

DEPENDENCE ON LICENSEES, DISTRIBUTORS AND COLLABORATIVE ARRANGEMENTS

     Cygnus depends on its licensees and distributors to fund a significant portion of product development costs, to conduct clinical testing, to obtain regulatory approvals and to market products. The Company is dependent on Pharmacia and its sublicensee, Johnson & Johnson, for the marketing of Nicotrol. The Company is also dependent upon Sanofi and its sublicensee, Warner-Lambert Company ("Warner-Lambert"), for the marketing of FemPatch. If the GlucoWatch is commercialized the Company will be dependent upon Becton Dickinson and Yamanouchi for marketing and distribution. The Company's licensees and distributors generally have the right to terminate the development funding or marketing arrangements for a product at any time prior to regulatory approval for any reason without significant penalty. Licensees have exercised this right in the past, and there can be no assurance that current and future licensees or distributors will not exercise this right in the future. In the past some of the Company's licensees, distributors and collaborators have approached the Company requesting modification of the terms of existing agreements. Becton Dickinson has recently approached the Company to discuss modifying the non-compete terms of the existing agreement. The Company is unable to predict the outcome of these discussions.

     The resources and attention a licensee or distributor devotes to a product are not within the Company's control. As a result, there may be delays in clinical testing, the preparation and processing of regulatory filings and commercialization efforts conducted by the Company's licensees or distributors. Certain of the Company's licensees may also be permitted to offer products that are competitive with those of the Company, which could interfere with their efforts on behalf of the Company. The Company's ability to develop and commercialize products in the future will also depend on its ability to enter into collaborative arrangements. There can be no assurance that the Company will be able to enter into new collaborative arrangements or renew existing collaborative arrangements. Additionally, there can be no assurance that existing or future collaborative arrangements will be successful.

     Since all payments to the Company under its licensing and distribution agreements following their execution are contingent on the occurrence of future events or sales levels, and the agreements are terminable by the licensee or distributor, no assurance can be given as to whether the Company will receive any particular payment thereunder or as to the amount or timing of any such payment. The Company may choose to self-fund certain research and development projects or sales and marketing efforts in order to exploit its technologies. Any increase in Company-sponsored research and development or sales and marketing activities will have an immediate adverse effect on the Company's results of operations.

COMPETING PRODUCTS AND CHANGES IN TECHNOLOGY

     A large number of companies are involved or are becoming involved in the development and commercialization of products incorporating diagnostic and drug delivery systems. This field is highly competitive, and Cygnus believes that competition will substantially increase in the future. A number of companies have invested, and are continuing to invest, significant resources in the development of diagnostic and drug delivery systems. Many of these companies have greater financial, research and development and other resources than Cygnus, as well as more experience than Cygnus in commercializing diagnostic and transdermal drug delivery products. Such companies may improve existing drug formulations and products more efficiently than Cygnus or may design and develop new diagnostic and transdermal drug delivery products which are more accepted in the marketplace than the Company's products.

     The Company's primary competitors in the glucose monitoring industry are expected to be companies that currently market finger stab method products. These companies have established products and distribution channels. In addition, a number of companies are engaged in the development of products using technology which is different than that used by Cygnus, but that are also intended to permit less painful or painless glucose monitoring. These technologies include infrared spectroscopy, which uses radiation to measure glucose levels, and a variety of methods (including, in one case, transdermal technology) to extract interstitial fluid and measure the glucose concentration therein. The Company is not aware of any products under development that offer the range of benefits of the GlucoWatch. However, there can be no assurance that these products will not be more accepted in the marketplace than the GlucoWatch or will not render the Company's glucose monitor uncompetitive or obsolete. In addition, a number of companies have developed or are seeking to develop new drugs to treat diabetes which could reduce demand for glucose monitoring systems. In addition, many of the Company's competitors and potential competitors have substantially greater resources, research and development staffs and facilities than the Company and have significantly greater experience than the Company in developing, manufacturing and marketing glucose monitoring devices. Competition within the glucose monitoring industry could also result in price reductions for glucose monitoring devices such that the Company may not be able to sell the GlucoWatch at a price level adequate for the Company to realize a return on its investment.

     The drug delivery industry is a rapidly evolving field. A number of other companies, including major pharmaceutical companies, are also developing and marketing transdermal and other similar systems for the controlled delivery of drugs. Products currently on the market or under development by competitors deliver the same drugs, or other drugs to treat the same indications as many of the products under development by the Company. The first pharmaceutical product to reach the market in a therapeutic area often obtains and maintains significant market share relative to later entrants to the market. The Company's transdermal products will also compete with drugs marketed not only in similar drug delivery systems but also in traditional dosage forms such as oral administration, bolus injection and continuous infusion. New drugs, new therapeutic approaches or future developments in alternative drug delivery technologies, such as time-release capsules, liposomes and implants, may provide therapeutic or cost advantages over the drug delivery systems being developed by the Company.

THIRD-PARTY REIMBURSEMENT

     Successful commercialization of certain of the Company's products may depend in part on the availability of reimbursement from third-party health care payors, such as private insurance plans and the government. There can be no assurance that such reimbursement will be available. Third-party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic and diagnostic products. There can be no assurance that adequate levels of reimbursement will be available to enable the Company to achieve market acceptance of the GlucoWatch or other new products under development or to maintain price levels sufficient to realize an appropriate return on its investment. In certain international countries, the period of time needed to obtain such reimbursement can be lengthy. The Company may delay the launch of its products into certain countries until eligibility for reimbursement is established. This could potentially have an adverse effect on the Company.

PRODUCT LIABILITY

     The design, development, manufacture and use of the Company's products involve an inherent risk of product liability claims and associated adverse publicity. Producers of medical products may face substantial liability for damages in the event of product failure or if it is alleged the product caused harm. The Company currently maintains product liability insurance. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms or at all. There can be no assurance, however, that the Company will not be subject to product liability claims, that the Company's current insurance would cover such claims, or that adequate insurance will continue to be available on acceptable terms to the Company in the future. In the event the Company is held liable for damages in excess of the limits of its insurance coverage, or if any claim or product recall results in significant adverse publicity against the Company, the Company's business, financial condition and results of operations could be materially and adversely affected.

INTELLECTUAL PROPERTY

     The Company's success depends in large part on its ability to obtain patent protection for its products, preserve its trade secrets and operate without infringing the proprietary rights of others, both in the U.S. and in other countries. Patent applications in the U.S. are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discovery by several months, Cygnus cannot be certain that it was the first to file patent applications on such inventions. No assurance can be made that patents will issue with respect to any of the Company's patent applications or that any patents will provide competitive advantages for its products or will not be challenged or circumvented by competitors. Cygnus also relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its licensees, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by its competitors.

     Any litigation, in the U.S. or abroad, as well as foreign opposition and/or domestic interference proceedings could result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. Litigation may be necessary to enforce patents issued to the Company or to protect trade secrets or know-how owned by the Company. A negative determination in such proceedings in which the Company is a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the pharmaceutical product area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling certain of its products which would have a material adverse effect on the Company. See "Business--Intellectual Property."

MANUFACTURING; DEPENDENCE ON THIRD PARTY SUPPLIERS

     Cygnus generally retains manufacturing rights for its products. The Company's products are manufactured using several proprietary materials and production technologies developed by Cygnus in conjunction with equipment and material suppliers. Production of diagnostic and transdermal drug delivery systems requires specialized skills in several areas, such as polymer chemistry and adhesive technology.

     The manufacture of the Company's products is subject to current good manufacturing practices ("CGMP") requirements prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. Additionally, the Company's agreements with licensees either specify pricing formulas for products manufactured and sold by Cygnus to its licensees or specify that prices will be negotiated in the future. There can be no assurance that prices for the Company's products will cover the manufacturing costs for these products in light of the Company's limited manufacturing experience and general supply and demand conditions in the marketplace.

     The Company's GlucoWatch has not yet been manufactured for commercial sale. To successfully commercialize the GlucoWatch, the device will have to be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining product performance, quality and acceptable manufacturing costs. The Company is responsible for all aspects of manufacturing the GlucoWatch system, although the "watch device" will be manufactured by an outside supplier. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving product performance, production yields, quality control and assurance and shortages of personnel. In the past, the Company has experienced these problems in scaling up its products for commercial launch. There can be no assurance that similar problems will not be encountered in the future. In addition, there can be no assurance that the Company will be able to achieve and maintain product performance quality and reliability if and when producing the GlucoWatch in the quantities required for commercialization, nor that the Glucowatch can be assembled and manufactured at an acceptable cost. See "Business--Manufacturing."

     The GlucoWatch will be manufactured from components to be purchased from outside suppliers, most of which are the Company's single source for such components. In the event the Company is unable to obtain these components from its suppliers, the Company would be required to obtain components from alternate suppliers. Any interruption in the supply of GlucoWatch components could have a material adverse effect on the Company's business, financial condition and results of operations.

     Several materials used in the Company's transdermal products are currently obtained from single sources. Although the Company has not experienced difficulty acquiring these materials for the manufacture of its products for sale or clinical trials, there can be no assurance that supply interruptions will not occur or that the Company will not have to obtain substitute vendors, if such vendors are available, which could require additional regulatory submissions and approvals. Any such interruption of supplies could have a material adverse effect on the Company's ability to develop, manufacture and sell its transdermal products.

ATTRACTING AND RETAINING KEY EMPLOYEES

     The successful development and commercialization of the Company's products depends upon, among other things, skilled employees. In some cases, the market for these skilled employees is highly competitive, which makes it difficult to attract and retain key employees. There can be no assurance that the Company can attract or retain key employees. The inability to do so could materially and adversely affect the Company's business, financial condition and results of operations.

LEVERAGE; SUBORDINATION OF NOTES; ABSENCE OF FINANCIAL COVENANTS

     In connection with the sale of the Notes, the Company will incur approximately $43.0 million of indebtedness which will result in a ratio of long-term debt to total capitalization at December 31, 1997 of approximately 122% on an as-adjusted basis. As a result of this indebtedness, the Company's principal and interest obligations will increase substantially. The degree to which the Company is leveraged could materially adversely affect the Company's ability to obtain financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent upon the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. The Notes are subordinate in right of payment to all existing and future Senior Debt (as defined in the accompanying Prospectus) of the Company. By reason of such subordination of the Notes, in the event of insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of the business of the Company or upon default in payment with respect to any Senior Debt of the Company or an event of default with respect to such indebtedness resulting in the acceleration thereof, the assets of the Company will be available to pay the amounts due on the Notes only after all Senior Debt of the Company has been paid in full. Moreover, holders of Common Stock would only receive the assets remaining after payment of all indebtedness and preferred stock, if any. See "Description of Notes."

     The Notes are obligations exclusively of the Company. Although the Company does not currently conduct operations through subsidiaries, it may elect to do so as products become commercialized. In such event, the cash flow and the consequent ability to service debt, including the Notes, of the Company, will be partially dependent upon the earnings of its subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those subsidiaries to, the Company. The payment of dividends and the making of loans and advances to the Company by its subsidiaries would be subject to statutory or contractual restrictions, would be dependent upon the earnings of those subsidiaries and would be subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) would be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     As of December 31, 1997, the Company had approximately $19.1 million of indebtedness and other liabilities (including the $6.0 million note issued to Sanofi in connection with the Company's arbitration settlement described in "Business--Legal Proceedings") that would have constituted Senior Debt. The terms of the Indenture restrict the incurrence of Indebtedness other than Permitted Indebtedness by the Company or its subsidiaries.


     As a result of the arbitration settlement, and other financial considerations, the Company will, for a time, have a net capital deficiency. The Company currently has a bank loan and lease lines which contain a variety of covenants which could be compromised by the net capital deficiency. As a result of the arbitration settlement, the Company is in violation of certain of such covenants. The Company has been informed that such violations will be cured by the sale of the Notes.

LIMITATIONS ON REPURCHASE UPON A REPURCHASE EVENT

     Under certain circumstances each Holder of Notes will have the right, at the Holder's option, to require the Company to repurchase all or a portion of such Holder's Notes at a purchase price equal to 110% of the principal amount thereof plus accrued interest thereon to the repurchase date. The Company's ability to repurchase the Notes upon a Repurchase Event may be limited by the terms of the Company's Senior Debt and the subordination provisions of the Indenture. Further, the ability of the Company to repurchase the Notes upon a Repurchase Event will be dependent on the availability of sufficient funds and compliance with applicable securities and corporate laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Notes upon a Repurchase Event. The term "Repurchase Event" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company or result in a downgrade of the credit rating (if any) of the Notes nor would the requirement that the Company offer to repurchase the Notes upon a Repurchase Event necessarily afford Holders of the Notes protection in the event of a highly leveraged reorganization, merger or similar transaction involving the Company. See "Description of Notes--Repurchase of Notes at the Option of Holders Upon a Repurchase Event."

RESTRICTIONS ON TRANSFERS OF NOTES

     The Notes will not be listed on any stock exchange or stock market. In addition, unless a Holder shall have obtained the prior written consent of the Company, such Holder may not sell, assign or otherwise transfer such Holder's Note other than (i) to a Permitted Transferee (as defined herein) or (ii) in connection with a bona fide pledge to a financial institution.

POSSIBLE VOLATILITY OF STOCK PRICE

     The trading price of the Company's Common Stock could be subject to substantial fluctuations in response to factors such as announcements by the Company or its competitors of results of regulatory approval filings or clinical trials or testing, developments or disputes governing proprietary rights, technological innovations or new commercial products, government regulatory action, general conditions in the medical technology industry, changes in securities analysts' recommendations, or other events or factors, many of which are beyond the Company's control. In addition, the stock market in general has experienced extreme price and volume fluctuations in recent years, which have particularly affected the market prices of many medical technology companies and which have been unrelated to the operating performance of such companies. Fluctuations or decreases in the trading price of the Company's Common Stock may adversely affect the market for the Company's Common Stock. In the past, following periods of volatility in the market price for a company's securities, securities class action litigation often has been instituted. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on the Company's business, financial condition and operating results.

ABSENCE OF DIVIDENDS

     The Company has never declared or paid cash dividends on its Common Stock. The Company's current bank term loan precludes it from paying dividends to stockholders. The Company currently intends to retain any earnings for use in its business and therefore does not anticipate paying any dividends in the future.

                                   USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be approximately $41.0 million, after deducting fees and estimated expenses of the offering. The Company anticipates that approximately $13.0 million of such net proceeds will be used towards capital expenditures for GlucoWatch production equipment, and approximately $20.0 million of such net proceeds will be used for the commercialization of the GlucoWatch. The balance of the proceeds will be used for additional working capital, additional capital expenditures and general corporate purposes, including research and development efforts. The Company has agreed to pay an advisory fee to Diaz & Altschul Capital, LLC of $2.1 million, plus expenses in connection with this offering.

     The Company's management will have broad discretion with respect to the specific working capital requirements to which the proceeds will be applied, and there can be no assurance that the proceeds will be applied to any specific working capital requirement. Pending utilization as described above, the proceeds will be invested in short-term, investment-grade, interest-bearing securities.

                             PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "CYGN." The following table sets forth, for the periods indicated, the high and low last reported sale prices per share of the Common Stock as quoted on the Nasdaq National Market.

                                                          HIGH            LOW
                                                          ----            ---
1996:
     First Quarter . . . . . . . . . . . . . . .       $ 24.500        $19.375
     Second Quarter. . . . . . . . . . . . . . .         23.000         15.000
     Third Quarter . . . . . . . . . . . . . . .         17.250         11.000
     Fourth Quarter. . . . . . . . . . . . . . .         16.875         12.000
1997:
     First Quarter . . . . . . . . . . . . . . .       $ 16.625       $ 13.375
     Second Quarter. . . . . . . . . . . . . . .         17.250         10.625
     Third Quarter . . . . . . . . . . . . . . .         19.750         16.000
     Fourth Quarter. . . . . . . . . . . . . . .         25.000         18.250
1998:
     First Quarter through February 3, 1998. . .        $21.000        $16.625

     On February 3, 1998, the last reported sale price for the Common Stock as quoted on the Nasdaq National Market was $19.8125 per share. As of January 26, 1998, there were approximately 550 holders of record of the Common Stock.

                                   DIVIDEND POLICY

     The Company has never declared or paid cash dividends on its Common Stock. The Company's current bank term loan precludes it from paying dividends to stockholders. The Company currently intends to retain any earnings for use in its business and therefore does not anticipate paying any dividends in the future.

                                    CAPITALIZATION

     The following table sets forth the actual cash, cash equivalents and short-term investments, short-term obligations and capitalization of the Company at September 30, 1997, and as adjusted to reflect this Offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and the notes thereto which are incorporated by reference herein.

                                                         September 30, 1997
                                                       -------------------------
                                                         ACTUAL   AS ADJUSTED(1)
                                                       ---------  --------------
                                                       (IN THOUSANDS, EXCEPT
                                                          FOR SHARE AMOUNTS)

Cash, cash equivalents, and short-term
  investments(2) . . . . . . . . . . . . . . . .       $ 39,201       $ 79,201
                                                       --------       --------
                                                       --------       --------
Short-term obligations, including current
  portion of long-term obligations(3). . . . . .       $ 29,656       $ 29,656
                                                       --------       --------
                                                       --------       --------

Long-term obligations, less current portion:
     Term debt . . . . . . . . . . . . . . . . .       $  4,615       $  4,615
     Notes offered hereby. . . . . . . . . . . .             --         43,000
     Capital lease obligation. . . . . . . . . .            600            600
     Arbitration settlement. . . . . . . . . . .         23,000         23,000
     Other . . . . . . . . . . . . . . . . . . .          5,969          5,969
                                                       --------       --------

        Total long-term obligations. . . . . . .         34,184         77,184
                                                       --------       --------

Stockholders' equity:
     Preferred stock, $.001 par value;
       5,000,000 shares authorized; none issued
       and outstanding . . . . . . . . . . . . .             --             --
     Common stock, $.001 par value; 30,000,000
       shares authorized; 19,193,559 shares
       issued and outstanding(4) . . . . . . . .        121,557        121,557
     Accumulated deficit . . . . . . . . . . . .      (131,349)      (131,349)
                                                       --------       --------

        Total stockholders' equity (net
          capital deficiency). . . . . . . . . .        (9,792)        (9,792)
                                                       --------       --------

Total capitalization . . . . . . . . . . . . . .       $ 24,392       $ 67,392

---------------
(1) Adjusted to reflect the issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom. Does not reflect the approximately $13.8 million proceeds from the sale of the Company's sale of Common Stock. See "Prospectus Summary--Recent Events" and "Use of Proceeds."
(2) September 30, 1997 data excludes $14.0 million paid on January 2, 1998 under the arbitration settlement. See "Business--Legal Proceedings."
(3) Short-term obligations include $16.6 million related to an arbitration settlement. See "Business--Legal Proceedings."
(4) Excludes (i) 3,918,955 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, under which options to purchase 3,296,573 shares were outstanding as of September 30, 1997, (ii) 276,179 shares issuable upon the conversion of the note payable under the arbitration settlement; (iii) 127,719 shares reserved for issuance under the Company's Employee Stock Purchase Plan as of September 30, 1997; and (iv) the shares of Common Stock issuable upon conversion of the Notes offered hereby.

                                       BUSINESS

OVERVIEW

     Cygnus is engaged in the development and manufacture of diagnostic and drug delivery systems, utilizing its proprietary technologies to satisfy unmet medical needs cost-effectively. The Company's current efforts are primarily focused on two core areas: a painless, bloodless and automatic glucose monitoring device (the GlucoWatch system) and transdermal drug delivery systems.

THE GLUCOWATCH SYSTEM

     The Company's GlucoWatch system represents a potential advance in diabetes care technology as compared to the currently prevailing "finger stab" blood monitoring method. The GlucoWatch is designed to measure glucose painlessly, bloodlessly and automatically through the ease and convenience of a device worn like a wristwatch. Worldwide sales of blood glucose self-monitoring products were approximately $2.5 billion in 1996, which represented an increase of approximately 14% over 1995 levels. It is estimated that more than 40 million people in North America, Europe, Japan and Korea have diabetes. In the U.S. alone, more than ten million people have been diagnosed with another five million believed to have the condition. The number of people with diabetes is expected to continue to grow with the aging of the population, while the number of diagnosed cases is also expected to increase with changes in diagnostic standards and new diagnostic technologies. Clinical studies sponsored by the National Institutes of Health ("NIH") indicate that better management of glucose levels through more frequent testing would enable people with diabetes to reduce or significantly delay many serious diabetes-related health complications. However, largely due to the pain of repetitive finger stabbing and the associated disruption of daily life, the Company believes most people with diabetes currently test their glucose levels less than half as often as recommended. As a result of the drawbacks of the finger stab method, the Company believes that there is a significant unmet demand for a painless, bloodless, automatic glucose-monitoring device.

     To address this unmet demand, the Company is developing the GlucoWatch which is expected to reduce or eliminate significant drawbacks of the finger stab testing technique. The device, which is worn like a wristwatch, is designed to automatically extract and measure glucose levels painlessly through intact skin every twenty or thirty minutes. The extracted glucose is collected in a consumable transdermal pad called the AutoSensor, which is attached to the back of the device and replaced approximately every twelve hours. The GlucoWatch system is intended to offer a combination of features not available in currently marketed devices, such as: an electronic memory to store and display glucose levels; the ability to download stored information to personal computers to analyze glucose data and trends; alarms indicating hypo- and hyperglycemic conditions; and event markers which record factors that affect glucose levels. The GlucoWatch is designed to be worn during the day and night for continuous glucose monitoring. The Company believes the GlucoWatch system will provide the frequent testing and trend analysis of glucose levels necessary to enable people with diabetes to better manage their condition and eliminate the pain and inconvenience associated with repetitively stabbing the finger to test the blood. The Company believes this unique combination of features will result in better control of glucose levels, improved quality of life and more cost-effective healthcare.

     In developing the GlucoWatch, the Company has sought to design a device that would offer the above features and be substantially equivalent to finger stab blood glucose monitoring in terms of accuracy and precision. Test results from a clinical study using a prototype of the GlucoWatch, which were published in NATURE MEDICINE (November 1995), indicated a level of accuracy and precision that the Company believes is comparable to those associated with finger stab blood glucose monitoring devices. In 1997, Cygnus completed extensive research clinical studies using a version of the GlucoWatch designed for commercial sale. The results of these studies demonstrated that the GlucoWatch is able to measure glucose levels with statistically significant accuracy and precision across a variety of conditions. Based on the Company's research clinical studies and published performance data for certain currently marketed finger stab monitoring devices, the Company believes the GlucoWatch is capable of a level of accuracy and precision comparable to such devices. There can be no assurance that the Company will be able to successfully develop the GlucoWatch or that it will obtain clearance or approval from the FDA. See "Risk Factors

-- Dependence on New Products; Uncertainty of Market Acceptance" and "Risk Factors -- Regulatory Approvals Uncertain."

     To prepare a submission to the FDA for approval of the GlucoWatch, the Company has initiated registration clinical trials. Based on discussions with the FDA, the Company believes that the submission will be in the form of a 510(k) notification, although the final determination will not be made until the FDA receives the submission. The Company anticipates submitting a 510(k) notification in the second quarter of 1998, although the potential exists for this filing to be deferred to the second half of 1998.

     Although the Company believes its clinical results to date are encouraging, to seek FDA approval for the GlucoWatch system, the Company will need to conduct registration clinical trials. No assurance can be given that data generated in such trials will be as favorable as data generated in clinical trials to date or that, even if such data are as favorable, such data will provide a sufficient basis for the approval of the GlucoWatch system by the FDA.

     In 1996, Cygnus entered into collaborations with Becton Dickinson and Yamanouchi for the commercialization of the GlucoWatch. Under the Becton Dickinson agreement, the Company has granted Becton Dickinson exclusive worldwide marketing and distribution rights, with the exception of Japan and Korea. Under this agreement, the Company has primary responsibility for product development, regulatory approvals, manufacturing and customer support, and retains the option to participate in sales and marketing. The Company also entered into an agreement with Yamanouchi for the marketing and distribution of the GlucoWatch in Japan and Korea. Under these agreements, Cygnus is eligible to receive up-front and milestone payments totaling $30 million prior to commercialization and to receive a percentage of the product's future commercial success. In June 1997, Cygnus granted Becton Dickinson worldwide marketing rights, with the exception of Japan and Korea, for the Company's second generation glucose monitor. Becton Dickinson has agreed to fund, in part, the development of the product. In the past some of the Company's licensees, distributors and collaborators have approached the Company requesting modification of the terms of existing agreements. Becton Dickinson has recently approached the Company to discuss modifying the non-compete terms of the existing agreement. The Company is unable to predict the outcome of these discussions.

TRANSDERMAL DRUG DELIVERY SYSTEMS

     Transdermal drug delivery systems provide for the controlled release of drugs directly into the bloodstream through intact skin. The Company's transdermal drug delivery products are thin multilayer systems, in the form of small adhesive patches. Transdermal delivery can provide a number of advantages over conventional methods of drug administration, including enhanced efficacy, increased safety, greater convenience and improved patient compliance. By delivering a steady flow of drugs into the bloodstream over an extended period of time, transdermal systems can avoid the "peak and valley" effect of oral or injectable therapy and can enable more controlled, effective treatment. By avoiding first pass metabolism through the gastrointestinal tract and the liver, the therapeutically equivalent dosage for the transdermal delivery of certain compounds can be significantly less than the corresponding oral dosage, potentially reducing dosage-related side-effects.

     The Company's transdermal product line is focused on contraception, hormone replacement therapy and smoking cessation. The Company has two marketed products, the Nicotrol nicotine patch and the FemPatch estrogen hormone replacement patch. The Company has strategic collaborations for its transdermal products with Ortho Pharmaceutical Corporation, a subsidiary of Johnson & Johnson (contraception), American Home Products Corporation, Sanofi and Warner-Lambert (hormone replacement therapy), and Pharmacia (smoking cessation).

PAINLESS, BLOODLESS AND AUTOMATIC GLUCOSE MONITORING

MARKET OPPORTUNITY

     People with diabetes measure blood glucose levels to adjust their diet and insulin use to better control their glucose levels to prevent diabetes-related complications. Currently, to measure their glucose levels, people with diabetes must stab their fingers with a lancet, draw blood and place a drop of blood on a glucose reagent strip inserted in an instrument which provides a glucose reading. Each day of testing can involve numerous stabs and the complete procedure is not only painful but disruptive to daily life. As a result of this pain and disruption, the Company believes most people with diabetes monitor their blood glucose levels less than twice per day, instead of the recommended four to seven times per day. Even at this level of testing, the market for products for self-monitoring of glucose levels by people with diabetes is quite substantial.

     Worldwide sales of products for the self-monitoring of blood glucose levels were approximately $2.5 billion in 1996, which represented an increase of approximately 14% over 1995 levels. The Company believes that approximately 80% to 90% of the sales were related to disposable glucose reagent strips for finger stab monitoring. In the U.S., a relatively small segment of people with diabetes who measure their glucose level account for the majority of testing: for example, of these people, just 22% (about 1.7 million) account for 68% of the tests performed and 37% (about 2.9 million) account for 87% of tests performed. It is estimated that more than 40 million people in North America, Europe, Japan and Korea have diabetes. In the U.S. alone, more than ten million people have been diagnosed with diabetes with another five million believed to be undiagnosed. The number of people diagnosed with diabetes has been growing and is expected to continue to grow due to the aging of the population, changes in diagnostic standards and new diagnostic technologies. Specifically, the diagnostic standards in the U.S. have been changed such that a fasting plasma glucose value of greater than or equal to 126 mg/dL now indicates a diagnosis of diabetes, whereas such diagnosis previously required a value of greater than or equal to 140 mg/dL. Diabetes can lead to severe complications over time, including blindness, loss of kidney function and peripheral neuropathy, causing circulation problems to the arms and legs and pain and potential amputation. The American Diabetes Association estimated that the complications arising from diabetes cost the U.S. healthcare system in excess of $45 billion in 1992. These complications are largely a consequence of years of poor management of glucose levels by people with diabetes. Results of the Diabetes Control and Complication Trial, a major clinical trial sponsored by the NIH and published in 1993, showed that more frequently monitored blood glucose levels and rigid adherence to a program of diet, exercise and insulin injections could prevent or significantly delay the onset of many of the long-term complications of diabetes.

THE GLUCOWATCH SYSTEM

     The Company believes that there is an unmet demand for painless, bloodless and automatic glucose monitoring. To address this unmet demand, the Company is developing the GlucoWatch, which is worn like a wristwatch and automatically extracts and measures glucose levels painlessly through intact skin every twenty or thirty minutes. The GlucoWatch then displays and stores current and past glucose levels and trend data. The extracted glucose is collected in a consumable transdermal pad called the AutoSensor, which is attached to the back of the device and replaced approximately every twelve hours. The GlucoWatch system is designed to offer a combination of features not available in currently marketed devices, in a portable and discreet device. These include frequent data collection, electronic memory to store and display glucose levels, personal computer downloading for trend analysis, alarms indicating hypo- and hyperglycemic conditions and event markers which record factors that affect glucose levels. The GlucoWatch is designed to be worn day and night for continuous glucose monitoring. The GlucoWatch is expected to reduce or eliminate significant drawbacks of the finger stab technique, such as the pain of repetitive stabbing and the disruption of normal activities caused by indiscreet, cumbersome procedures. The Company believes the GlucoWatch can lead to improved disease management, enabling people with diabetes to prevent or delay severe complications associated with the condition.

     The GlucoWatch extracts glucose molecules through intact skin utilizing a patented proprietary process called electroosmosis, which uses low levels of electric current. Glucose molecules are collected in the AutoSensor, which adheres to the skin, contains a biosensor and is attached to the back of the GlucoWatch. The collected glucose triggers an electro-chemical reaction in the AutoSensor, generating electrons. The biosensor measures the electrons and an application specific integrated circuit ("ASIC") in the GlucoWatch equates the number of electrons to a concentration of glucose in the blood. The GlucoWatch automatically measures glucose levels at frequent intervals. The GlucoWatch displays the most recent readings and trends at the push of a button. Its electronic memory capabilities permit the retrieval and downloading of data, allowing longer-term trend analysis for better disease management.

     The GlucoWatch system was designed to be simple and easy to use. Each day the rechargeable battery is replaced and a new AutoSensor is attached on the back of the GlucoWatch. A finger stab blood glucose measurement is input into the GlucoWatch for calibration. Measurements will then be generated automatically by the GlucoWatch system, providing up to thirty-six glucose measurements over a twelve hour period.

     The Company believes approximately 80% to 90% of current sales in the glucose monitoring market come from the consumable test strips on which a drop of blood is placed and inserted into a meter. The GlucoWatch uses a similar approach. The "watch device" is designed to function for a number of years while the consumable AutoSensor is designed to last for approximately twelve hours.


REGULATORY APPROVAL

     To prepare a submission to the FDA for approval of the GlucoWatch, the Company has initiated registration clinical trials. Based on discussions with the FDA, the Company believes that the submission will be in the form of a 510(k) notification, although the final determination will not be made until the FDA receives the submission. The Company anticipates submitting a 510(k) notification in the second quarter of 1998, although the potential exists for this filing to be deferred to the second half of 1998. See "Risk-Factors--Uncertainty of Regulatory Approval."

     Although the Company believes its clinical results to date are encouraging, to seek FDA approval for the GlucoWatch system, the Company will need to conduct registration clinical trials. No assurance can be given that data generated in such trials will be as favorable as data generated in clinical trials to date or that, even if such data are as favorable, such data will provide a sufficient basis for the approval of the GlucoWatch system by the FDA.


COMPETITION

     The glucose monitoring market is highly competitive. Currently the market is dominated by finger stab blood glucose monitoring products. This monitoring technique presents a number of barriers to generating more frequent blood glucose measurements, including the pain of repetitive finger lancing and the disruption of normal activities as people with diabetes typically do not want to go through the finger stab process in public. Several companies are attempting to develop non-invasive or less invasive methods to monitor glucose levels. One technology that a number of companies are pursuing is the use of infrared spectroscopy, which uses radiation to measure glucose levels. Other companies are attempting to develop a variety of methods to extract interstitial fluid and measure the glucose concentration therein. The Company believes that none of the currently marketed finger stab products nor other products in development have the range of features and benefits offered by the GlucoWatch to address the unmet needs of this category. See "Risk Factors--Competing Products and Changes in Technology."

TRANSDERMAL DRUG DELIVERY SYSTEMS

     Transdermal drug delivery systems provide for the controlled release of drugs directly into the bloodstream through intact skin. The Company's transdermal drug delivery products are thin multilayer systems, in the form of small adhesive patches. Transdermal delivery can provide a number of advantages over conventional methods of drug administration, including enhanced efficacy, increased safety, greater convenience and improved patient compliance. By delivering a steady flow of drugs into the bloodstream over an extended period of time, transdermal systems can avoid the "peak and valley" effect of oral or injectable therapy and can enable more controlled, effective treatment. By avoiding first pass metabolism through the gastrointestinal tract and the liver, the therapeutically equivalent dosage for the transdermal delivery of certain compounds can be significantly less than the corresponding oral dosage, potentially reducing dosage-related side-effects.

     Cygnus has established a comprehensive, integrated approach to the development of transdermal delivery systems. Cygnus develops a unique product profile for each transdermal product based on an evaluation of several key variables that change with each drug and therapeutic indication. Based on its assessment of the product profile and the interrelationship between the drug and the physical and biological characteristics of the skin, Cygnus formulates the appropriate materials and designs the structure of the transdermal system to achieve desired product characteristics such as comfort, extended wear, delayed or enhanced onset and controlled release.

CONTRACEPTION

     The contraceptive market is estimated to have had 1996 worldwide sales of $2.4 billion. The market is dominated by oral contraceptive pills. There are no transdermal patches currently marketed. The Company believes a seven day contraceptive patch could lead to improved dosing compliance and is developing such a product under an agreement with Ortho Pharmaceutical Corporation ("Ortho"), a subsidiary of Johnson & Johnson. Ortho has exclusive worldwide marketing rights to the product. Cygnus received up-front payments and will receive milestone payments as well as a percentage of net sales, and is responsible for the development and manufacture of the product. This product is currently in Phase 3 clinical trials.

HORMONE REPLACEMENT

     The hormone replacement market is large, with $1.75 billion in sales worldwide in 1996, and is expected to grow as more women reach the age of menopause. The Company believes that its transdermal hormone replacement products have a competitive advantage over certain transdermal hormone replacement products as a result of their seven-day extended delivery systems and superior patient comfort profile. Many hormone replacement products under development by competitors last for only 3.5 days. The Company believes, based in part on its market research, that patients and physicians prefer 7-day systems to 3.5 day systems because of increased convenience and comfort, which could also lead to improved compliance.

     The Company has three hormone replacement products. FemPatch, a 7-day estrogen patch launched in 1997, was developed under an agreement with Sanofi. Warner-Lambert, which is Sanofi's sublicensee, is marketing FemPatch in North America. For a discussion of the Company's recent arbitration settlement with Sanofi, see "Business--Legal Proceedings." Cygnus' two other hormone replacement products, a 7-day estrogen patch, and an estrogen/progestin combination patch are currently in Phase 3 clinical trials. These products are being developed under an agreement with American Home Products. Under the terms of the agreement, American Home Products has worldwide marketing rights with respect to the products resulting from the collaboration. Cygnus received up-front fees and is entitled to receive milestone payments as well as a percentage of net sales on all products to be manufactured by Cygnus for the worldwide market. In addition, American Home Products will pay for all clinical trial expenses. Cygnus is otherwise responsible for financing the development and manufacture of the products. Cygnus will pay Sanofi a percentage of net sales on the two products licensed to American Home Products.

SMOKING CESSATION

     The smoking cessation market is estimated to have had 1996 worldwide sales of $450 million. The Company's Nicotrol product was initially introduced in the U.S. as a prescription product in 1992 and subsequently approved for over-the-counter sale in the U.S. in 1996. Nicotrol is currently marketed in North America by Johnson & Johnson and in many European countries by Pharmacia. Cygnus receives royalties on the worldwide sales of Nicotrol. The Company is developing a second generation nicotine patch designed to address currently unsatisfied patient needs. These products are being developed to match the nicotine dosing level with the patient's level of addiction. Phase 2 clinical trials have been completed and the Company is seeking a marketing collaboration to fund further work on this product. The Company believes that the number of people who wish to stop smoking will increase, which could positively affect the smoking cessation category.

MANUFACTURING

     The Company's GlucoWatch has not yet been manufactured for commercial sale. To successfully commercialize the GlucoWatch, the device will have to be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining product performance, quality and acceptable manufacturing costs. The Company is responsible for all aspects of manufacturing the GlucoWatch system, although the "watch device" will be manufactured by an outside supplier. Manufacturers often encounter difficulties in scaling up production of new products, including problems involving product performance, production yields, quality control and assurance and shortages of personnel. In the past, the Company has experienced these problems in scaling up its products for commercial launch. There is no assurance that similar problems will not be encountered in the future. Also, there can be no assurance that the Company will be able to achieve and maintain product performance, quality and reliability if and when producing the GlucoWatch in the quantities required for commercialization, nor that the Glucowatch can be assembled and manufactured at an acceptable cost.

     The GlucoWatch will be manufactured from components to be purchased from outside suppliers, most of which are the Company's single source for such components. In the event the Company is unable to obtain these components from its suppliers, the Company would be required to obtain components from alternate suppliers. Any interruption in the supply of GlucoWatch components could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company recently received ISO 9002 certification. Subsequently, the Company will seek approval for the use of the "CE" mark for sales of its products in Europe. There can be no assurance that the Company will be successful in being granted a CE mark for sales of its products.

     The Company's transdermal products are manufactured using several proprietary materials and production technologies developed by Cygnus in conjunction with equipment and material suppliers. Since the Company designs a unique transdermal system for each drug, Cygnus' process development engineers become involved early in the product design process. The Company believes that close interaction with its suppliers at the design stage permits development of efficient manufacturing techniques. In addition, Cygnus performs analytical testing in-house for each aspect of the manufacturing process, from raw material studies to final product characterization. The Company has developed proprietary assays to measure patch characteristics such as drug release rate, drug and solvent residues, and product stability. The Company has patented certain aspects of its manufacturing processes.

     Several materials used in the Company's drug delivery products are currently obtained from single sources. Although the Company has not experienced difficulty acquiring these materials for the manufacture of its products for sale or clinical trials, there can be no assurance that supply interruptions will not occur or that the Company will not have to obtain substitute vendors, if such vendors are available, which would require additional regulatory submissions and approvals. Any such interruption of supplies could have a material adverse effect on the Company's ability to develop, manufacture and sell its products.

     The Company leases a 21,000 square foot manufacturing facility used in the commercial production of FemPatch and the clinical supply of other products. The Company believes this facility will have sufficient capacity to support the planned market introduction of its current drug delivery products. The Company is currently establishing its commercial AutoSensor manufacturing operations in an existing third-party facility. Each of the foregoing facilities complies with applicable regulatory requirements. See "Risk Factors--Manufacturing; Dependence on Third Party Suppliers."

INTELLECTUAL PROPERTY

     It is the Company's policy to aggressively protect its investments in technology and marketing by filing patent and trademark applications in the U.S. and key foreign countries. The Company also relies on trade secrets, know-how, licensing opportunities, and collaborative relationships to develop and maintain its competitive position.

     As of December 1997, the Company had approximately 40 U.S. patents and more than 80 foreign patents issued or allowed. These patents cover various aspects of transdermal technology including transdermal patch formulations (such as those used in hormone replacement therapy, contraception, and nicotine dependence therapy) and glucose monitoring systems. The Company has numerous additional patent applications pending worldwide.

     The Company's GlucoWatch system incorporates technology developed in-house as well as technology licensed exclusively to the Company by the Regents of the University of California ("Regents"). Regents holds several U.S. patents covering technology for transdermal extraction of glucose and other analytes. Corresponding foreign patent applications are also pending. The Company has an exclusive license worldwide under these patents. See "Risk Factors--Intellectual Property."

GOVERNMENT REGULATION

     The development, manufacture and marketing of drug delivery systems and diagnostic devices are subject to regulation by the FDA and other U.S. and foreign federal, state and local entities. These entities regulate, among other things, research and development activities and the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. Sales of the Company's products outside the U.S. are subject to comparable regulatory requirements. These requirements vary widely from country to country.

     FDA permission to market and distribute a new device can be obtained in one of two ways. If a new or significantly modified device is "substantially equivalent" to an existing legally marketed device, the new device can be commercially introduced after submission of a 510(k) notification to the FDA, and after the subsequent clearance or approval by the FDA. Changes to existing devices that do not significantly affect safety or effectiveness can be made by the Company without a 510(k) notification.

     The second, more comprehensive approval process applies to a new device that is not substantially equivalent to an existing product. First, the Company must conduct clinical trials in compliance with testing protocols approved by an Institutional Review Board ("IRB") for the participating research institution and the FDA's investigational device exemption regulations. Second, the Company must submit a PMA application that contains, among other things, the results of the clinical trials. The PMA application also contains other information required under the Federal Food, Drug, and Cosmetic Act, such as a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing and proposed labeling. Finally, the manufacturing site for the product subject to the PMA must operate using cGMp and pass an FDA Pre-Approval Inspection ("PAI") before product approvals.

     The process required by the FDA before a drug delivery system may be marketed in the U.S. depends on whether the compound has existing approval for use in other dosage forms. If the drug is a new chemical entity that has not been approved, then the process includes (i) pre-clinical laboratory and animal tests, (ii) the filing of an Investigational New Drug ("IND") application,
(iii) adequate and controlled human clinical trials to establish the safety and efficacy of the drug in its intended indication and (iv) FDA approval of an NDA. If the drug has been previously approved, then the approval process is similar, except that certain toxicity tests normally required for the IND and NDA applications may not be necessary. In addition to the foregoing, the FDA requires proof that the drug delivery system delivers sufficient quantities of the drug to the bloodstream to produce the desired therapeutic result.

     The results of preclinical studies and clinical studies are submitted to the FDA in a submission for approval or clearance of the marketing and commercial shipment of a drug delivery or diagnostic system. The FDA may deny a clearance or approval if applicable regulatory criteria are not satisfied, or may require additional clinical testing. Even if such data are submitted, the FDA may ultimately decide that the submission does not satisfy the criteria for clearance or approval. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. The FDA may require testing in addition to surveillance programs to monitor the effect of products that have been commercialized, and it has the power to prevent or limit further marketing of the product based on the results of these post-marketing programs.

     Cygnus' drug delivery product licensees historically have been responsible for the clinical and regulatory approval procedures. Cygnus has participated in this process by submitting to the licensee portions of the Drug Master File maintained by Cygnus and data concerning the manufacturing process for the drug delivery system. Cygnus' ability to manufacture and sell products developed under contract depends upon the licensee's completing satisfactory clinical trials and obtaining the foregoing approvals or clearances. Cygnus may prepare and submit an IND application, or obtain Non-Significant Risk device investigation status from an IRB, and perform initial clinical studies before licensing the product for marketing. The Company is increasingly taking a more active role with its collaborative partners in the clinical trials and regulatory processes of its products.

     There can be no assurance that problems will not arise that could delay or prevent the commercialization of the Company's products, or that the FDA, state and foreign regulatory agencies will be satisfied with the results of the clinical trials and approve the marketing of any products. See "Risk Factors--Regulatory Approvals Uncertain."

LEGAL PROCEEDINGS

     On June 30, 1994, Sanofi filed a request for arbitration against Cygnus with the International Court of Arbitration. In its request for arbitration, Sanofi alleged that Cygnus breached its existing contract with Sanofi by, among other things, entering into a product development agreement with another company for the development of transdermal systems in the field of hormone replacement therapy (which agreements pertain to each of the Company's hormone replacement products other than FemPatch). Sanofi, in the original filing, sought to recover from Cygnus in excess of $60.0 million for damages attributable to the alleged breach. International Chambers of Commerce (the "Tribunal") announced an interim award in the arbitration proceedings in October 1996. The Tribunal found that two transdermal products for hormone replacement therapy licensed by Cygnus to another company fall within the scope of an exclusive license previously granted to Sanofi.

     In September, 1997, the Company and Sanofi agreed to a settlement of the arbitration dispute. Under the terms of the settlement, Cygnus (i) paid Sanofi $14.0 million in cash in January 1998, (ii) will make royalty payments of between 6.5% and 8.5% of any and all net sales of two products, which are subject to minimum payments in an aggregate amount equal to $17.0 million, commencing in 2001 and ending in 2005, whether or not any net sales of the two products have occurred, and (iii) issued a convertible promissory note in the principal amount of $6.0 million, payable in full at the end of four years and bearing interest at 6.5% per annum. The note is convertible into the Company's Common Stock at Sanofi's option, exercisable at any time during the four year term, at a conversion rate of $21.725 per share. Overall, Cygnus' non-recurring expenses attributable to the arbitration settlement recorded in the quarter ended September 30, 1997 totaled $39.6 million, of which $23 million is long-term.

     In May 1997 Cygnus reported it had initiated arbitration proceedings against Pharmacia & Upjohn ("Pharmacia") relating to Nicotrol, Cygnus' smoking cessation patch. In March of this year, Cygnus announced that Pharmacia exercised its option to purchase the U.S. manufacturing rights of Nicotrol. The agreement between Cygnus and Pharmacia provided that Pharmacia would be obligated to pay Cygnus for, among other things, existing inventory costs and for certain purchase order commitments. Pharmacia disputes their obligations regarding certain purchase order commitments. The arbitration is intended to resolve these matters. Separately, Cygnus and Pharmacia are not in agreement regarding certain royalty calculations for 1996 and 1997, if this issue is unable to be resolved by the two companies, it could become part of the arbitration proceedings. However, the Company does not believe the resolution of this issue could have a material adverse effect on its financial position.

EMPLOYEES

     As of December 31, 1997, the Company had 157 full time employees. Of this total number of employees, 66 were engaged in research and development, including process development, 26 in scientific affairs and quality assurance, 25 in general administrative, and 40 in operations. None of the Company's employees is represented by a labor union. Cygnus has experienced no work stoppages and it believes its employee relations are good.

     The Company's success will depend in large part on the continued services of its scientific, managerial and manufacturing personnel. The loss of a significant group of key personnel could have a material adverse effect on the Company. The Company's success also depends upon its ability to continue to attract and retain other highly qualified scientific, managerial and manufacturing personnel. Competition for such personnel is intense. In this respect, the Company competes with numerous pharmaceutical and health care companies, as well as universities and nonprofit research organizations. There can be no assurance that the Company will continue to be able to attract and retain sufficient qualified personnel.

PROPERTIES

     Cygnus leases approximately 92,000 square feet in four buildings. Three are located in Redwood City, California and the fourth is located in Menlo Park, California. The headquarters building, approximately 38,000 square feet, is used for laboratories and administrative offices. The manufacturing building, approximately 21,000 square feet, is wholly dedicated to manufacturing and support. The third facility, also in Redwood City, California, has approximately 11,000 square feet of which approximately 8,000 square feet are utilized for additional administrative offices and the remainder is reserved for expansion purposes. The fourth facility, which is located in Menlo Park, has approximately 22,000 square feet, and is used for storage of manufacturing materials and final products.

     The three facilities in Redwood City are leased through 1998 with an option to renew at the then fair market value through 2003. The facility in Menlo Park is leased over a three year period ending in 1999.

     The manufacturing facility was designed and constructed to comply with cGMp standards. Cygnus has received licenses from the California Department of Health Services and the United States Drug Enforcement Agency for the manufacture of drug products in this facility, and has filed a Drug Master File for the facility with the FDA. The Company believes that this manufacturing facility has sufficient capacity to meet operating requirements and satisfy foreseeable future demands for its current commercial products. To the extent that the manufacturing facility is not used for commercial production, the Company intends to maintain a minimum level of staffing and utilize the excess capacity for producing clinical supplies and process improvement.

     As the Company completes the development of its hormone replacement products, it will begin evaluating its existing manufacturing plans under which a new manufacturing site may become necessary.

                                 DESCRIPTION OF NOTES

     The Notes will be issued under the Indenture dated as of February 3, 1998 (the "Subordinated Indenture") as supplemented by the First Supplemental Indenture dated as of February 3, 1998 (the "Supplemental Indenture" together with the Subordinated Indenture, are hereinafter referred to as the "Indenture"). The following discussion includes a summary description of material terms of the Indenture and the Notes (which represent a series of, and are referred to in the accompanying Prospectus as, "Debt Securities"). The following description of the terms of the Notes offered hereby supplements, and should be read in conjunction with, the statements under "Description of Debt Securities" in the accompanying Prospectus. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Indenture. Capitalized terms used and not defined herein have the meanings given to them in the Indenture. The forms of Subordinated Indenture and Supplemental Indenture have been filed as exhibits to the Registration Statement of which the Prospectus forms a part and are hereby incorporated by reference and the following description is qualified by reference to the Subordinated Indenture and the Supplemental Indenture. As used in this Description of Notes, the "Company" refers only to Cygnus, Inc. and does not, unless the context otherwise indicates, include any of its subsidiaries.

GENERAL

     The Notes will be unsecured subordinated obligations of the Company, will be limited to $43,000,000 aggregate principal amount and will mature on February 1, 2005. The Notes will bear interest at 4% per annum from the date of original issuance of the Notes, or from the most recent date to which interest has been paid or provided for, payable annually commencing on December 15, 1998 to Holders of record of the Notes on the business day immediately preceding December 15. Subject to the provisions of the Notes, interest may be paid in whole or in part in fully paid and nonassessable shares of Common Stock. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     The Notes are unsecured subordinated obligations of the Company that rank in right of payment in parity with all other subordinated obligations of the Company for indebtedness for borrowed money or the purchase price of property other than obligations which, by their terms, may be subordinated to the Notes. The terms of the Indenture restrict the incurrence of Indebtedness other than Permitted Indebtedness by the Company or its subsidiaries. The Notes will be effectively subordinated in right of payment to all Senior Debt of the Company's subsidiaries.

     The Notes will be convertible in the case of any Tranch 1 Note, from and after the Issuance Date and then at any time on or prior to the date such note is paid in full, and in the case of any Tranche 2 Note, from and after the date which is 121 days after the Issuance Date and then at any time into Common Stock at the Conversion Price and subject to adjustment upon the occurrence of certain events as described below under "--Conversion Rights," at any time on or after issuance of the Notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased.

FORM AND TRANSFER

     The Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

     Unless a Holder shall have obtained the prior written consent of the Company, such Holder may not sell, assign or otherwise transfer such Holder's Note other than (i) Permitted Transferee or (ii) in connection with a bona fide pledge to a financial institution. The term "Permitted Transferee" means any Person who is (i) a holder (provided that such holder is an authorized holder thereof pursuant to the Indenture), (ii) an Affiliate of the holder, and (iii) any Person who has the same principal investment adviser as, or whose principal investment adviser is an Affiliate of the principal investment adviser to, the buyer of the Notes or any Person identified in the preceding clauses (i) through (ii), and in any such case to whom Notes are being transferred which have a principal amount equal to at least 20% of the principal amount of the Notes outstanding on the date of such transfer, but in no event less than $1,500,000 (or equal to such lesser principal amount of the Notes held by the buyer of the notes at the time of such transfer).

CONVERSION RIGHTS

     Upon original issuance of Notes, Notes having a principal amount equal to one-half of the aggregate principal amount issued to each Holder shall be designated as Tranche 1 Notes and Notes having a principal amount equal to one-half of the aggregate principal amount issued to each Holder shall be designated as Tranche 2 Notes.

     Each Holder of Notes shall have the right (x) in the case of any Tranche 1 Note, from and after issuance and then at any time on or prior to the date such
Note is paid in full and (y) in the case of any Tranche 2 Note, from and after the date which is 121 days after issuance and then at any date on or prior to the date such Note is paid in full, in each such case to convert all or from time to time any part of the outstanding and unpaid principal amount of such Note, equal to $25,000 or such lesser amount as shall remain unpaid at the time of the conversion or may be permitted from time to time by the Company in its discretion, and accrued and unpaid interest on the principal amount to be converted and on any such interest, into fully paid and nonassessable shares of Common Stock. Such conversion shall occur at the price that is, for any date, the arithmetic average of the lowest daily per share Trading Prices during the applicable Measurement Period for such date (the "Conversion Price"); provided, however, that in no event shall the Conversion Price for any date be less than the Minimum Conversion Price applicable to such date regardless of the Conversion Price otherwise determined as set forth above; provided further, however, that in the case of any Conversion Date on or after February 1, 2000, the Conversion Price shall be the greater of (x) $150.00 and (y) an amount equal to 150% of the arithmetic average of the Market Price of the Common Stock for the period of 20 consecutive Trading Days ending one Trading Day prior to February 1, 2000.

     Holders may exercise their right of conversion by delivering to the Transfer Agent a conversion notice. Such conversion notice can be obtained at the office of any Conversion Agent. The conversion date will be the date on which the duly signed notice of conversion are so delivered. Within three Trading Days after the conversion date, the Company will issue and deliver or cause to be delivered a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, either rounded-up or together with payment of cash in lieu of any fraction of a share. All shares of Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will rank PARI PASSU with the other shares of Common Stock of the Company outstanding from time to time. In connection with an offering of Common Stock solely for the account of the Company, the Company has the right, if required by the underwriter(s) of such offering, to require Holders to refrain from publicly selling shares of Common Stock acquired upon conversion of Notes for a specific period of time.

     The Conversion Price is subject to adjustment on terms determined in good faith by the Company's Board of Directors (provided such adjustment is not reasonably objected to by Majority Holders within 10 days after the giving of written notice of such adjustment) upon the occurrence of the following events:
(i) the Company shall declare or pay a dividend or make a distribution to all holders of the outstanding Common Stock in shares of Common Stock; (ii) the Company shall issue rights or warrants to all holders of its outstanding shares of Common Stock, which rights or warrants entitle such holders (for a period expiring within forty-five (45) days after the date fixed for the determination of stockholders entitled to receive such rights or warrants) to subscribe for or purchase shares of Common Stock at a price per share less than price; (iii) the outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, or the outstanding shares of Common Stock shall be combined into a smaller number of shares of Common Stock; (iv) the Company shall, by dividend or otherwise, distribute to all holders of its Common Stock shares of any class of capital stock of the Company (other than any dividends or distributions to which clause (i) of Section 9.15(a) of the Supplemental Indenture applies) or evidences of its indebtedness, cash or other assets (including securities, but excluding any rights or warrants referred to in clause (ii) of Section 9.15(a) of the Supplemental Indenture and dividends and distributions paid exclusively in cash and excluding any capital stock, evidences of indebtedness, cash or assets distributed upon a merger or consolidation); (v) the Company or any Subsidiary shall (x) by dividend or otherwise, distribute to all holders of the Common Stock cash in, or (y) repurchase or reacquire shares of the Common Stock for, in either case, an aggregate amount that, combined with (1) the aggregate amount of any other such distributions to all holders of the Common Stock made exclusively in cash within the twelve months preceding the date of payment of such distribution, and in respect of which no adjustment pursuant to this clause (v) has been made, (2) the aggregate amount of any cash plus the fair market value (as determined in good faith by a resolution of the Board of Directors of the Company) of consideration paid in respect of any repurchase or other reacquisition by the Company or any Subsidiary of any shares of Common Stock made within the twelve months preceding the date of payment of such distribution or making of such repurchase or reacquisition, as the case may be, and in respect of which no adjustment pursuant to this clause (v) has been made, and (3) the aggregate of any cash plus the fair market value (as determined in good faith by a resolution of the Board of Directors of the Company) of consideration payable in respect of any Tender Offer (as defined in the Supplemental Indenture) by the Company or any Subsidiary for all or any portion of the Common Stock concluded within the twelve months preceding the date of payment of such distribution or completion of such repurchase or reacquisition, as the case may be, and in respect of which no adjustment pursuant to clause (vi) of
Section 9.15(a) of the Supplemental Indenture has been made, exceeds 10% of the product of the Market Price (determined without regard to Section 9.15(a) of the Supplemental Indenture) on the date of the determination pursuant hereto TIMES the number of shares of Common Stock outstanding on such date;
or (vi) a Tender Offer made by the Company or any Subsidiary for all or any portion of the Common Stock shall expire and such Tender Offer (as amended upon the expiration thereof) shall require the payment to stockholders of the Company (based on the acceptance (up to any maximum specified in the terms of such Tender Offer) of shares of Common Stock to be purchased in such Tender Offer) of an aggregate consideration having a fair market value (as determined in good faith by resolution of the Board of Directors of the Company) that combined together with (1) the aggregate of the cash plus the fair market value (as determined in good faith by a resolution of the Board of Directors of the Company), as of the expiration of such Tender Offer, of consideration payable in respect of any other Tender Offers, by the Company or any Subsidiary for all or any portion of the Common Stock expiring within the twelve months preceding the expiration of such Tender Offer and in respect of which no adjustment pursuant to this clause (vi) has been made,
(2) the aggregate amount of any cash plus the fair market value (as determined in good faith by a resolution of the Board of Directors of the Company) of consideration paid in respect of any repurchase or other reacquisition by the Company or any subsidiary of the Company of any shares of Common Stock made within the twelve months preceding the expiration of such tender offer and in respect of which no adjustment pursuant to this clause (vi) has been made, and (3) the aggregate amount of any distributions to all holders of the Common Stock made exclusively in cash within twelve months preceding the expiration of such Tender Offer and in respect of which no adjustment pursuant to clause (v) of this proviso has been made, exceeds
10% of the product of the Market price (determined without regard to this proviso) on the date of the determination pursuant hereto TIMES the number of shares of Common Stock outstanding on such day; PROVIDED, HOWEVER, that no adjustment shall be made pursuant to this clause (vi) which would increase such price.

     In the event of a taxable distribution to holders of Common Stock (or other transaction) that results in any adjustment of the Conversion Price, the Holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain United States Federal Income Tax Consequences."

     In case of any consolidation or merger of the Company with any other corporation (other than a wholly owned subsidiary of the Company) in which the Company is not the surviving corporation, or in case of any sale or transfer of all or substantially all of the assets of the Company, or in the case of any share exchange pursuant to which all of the outstanding shares of Common Stock are converted into other securities or property, in any such case which occurs on or prior to February 1, 2000, the Company shall make appropriate provision or cause appropriate provision to be made so that the Holders of the Notes shall have the right thereafter to convert the Notes into the kind of shares of stock and other securities and property receivable upon such consolidation, merger, sale, transfer or share exchange by the Persons who were holders of Common Stock immediately prior to the effective date of such consolidation, merger, sale, transfer or share exchange and on a basis which preserves the economic benefits of the conversion rights of the Holders of the Notes on a basis as nearly as practical as such rights existed prior to such consolidation, merger, sale, transfer or share exchange. If, in connection with any such consolidation, merger, sale, transfer or share exchange each holder of shares of Common Stock is entitled to elect to receive either securities, cash or other assets upon completion of such transaction, the Company shall provide or cause to be provided to the Holders of the Notes the right to elect prior to completion of such transaction the securities, cash or other assets into which such Holder's Notes shall be convertible after completion of any such transaction on the same terms and subject to the same conditions applicable to holders of the Common Stock (including, without limitation, notice of the right to elect, limitations on the period in which such election shall be made, and that the effect of failing to exercise the election will be deemed to be an election of the same alternative as that for holders of Common Stock who fail to make an election). The Company shall not effect any such transaction unless the provisions of this paragraph have been complied with. The above provisions similarly apply to successive consolidations, mergers, sales, transfers or share exchanges.

          Whenever the Company shall propose to take any of the actions specified in the above paragraph, the Company shall cause a notice to be mailed to the Holders at least 20 days prior to the date on which the books of the Company will close or on which the securityholders entitled to participate in such action is to be determined. Such notice shall specify the action proposed to be taken by the Company and the date as of which holders of record of the Common Stock shall participate in any such actions or be entitled to exchange their Common Stock for securities or other property, as the case may be.

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the Notes and any amounts payable upon the redemption or the repurchase of the Notes are unsecured and will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Debt of the Company. See "Description of Debt Securities--Subordination of Subordinated Debt Securities" in the accompanying Prospectus.

     The Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables) of the Company's subsidiaries, as any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of the subsidiary's creditors (including trade creditors), except to the extent that the Company itself is recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

     "Permitted Indebtedness" means (i) Indebtedness which is outstanding and which would be reflected on consolidated balance sheet of the Company as of the Issuance Date prepared in accordance with generally accepted accounting principles; (ii) Indebtedness owed to any bank or any non-bank Affiliate (as defined in the Supplemental Indenture) of a bank, which Affiliate is engaged in the financing business; (iii) Indebtedness under any lease lines or other lease financing or conditional sale arrangement; (iv) Indebtedness representing any financing of the purchase or improvement of any real property or equipment or interest in real property or equipment; (v) Indebtedness which is subordinated to the Notes on terms no more favorable to the holder of such subordinated debt than those on which the Notes are subordinated to Senior Debt; (vi) Indebtedness which the Board of Directors determines, as set forth in a Board Resolution, is necessary or appropriate to finance the costs of manufacturing, marketing or commercialization of the Company's products; (vii) Obligations of the Company or its Subsidiaries with respect to letters of credit, banker's acceptances and similar facilities (including reimbursement obligations); (viii) Obligations of the Company or its Subsidiaries with respect to interest rate, and currency swaps, caps, floors, collars, forward contracts and other hedging instruments; (ix) Obligations with respect to the deferred purchase price of property and services (including trade payables); and (x) Obligations of the nature listed in (1) to (9) above of another Person which are guaranteed by or otherwise a contingent obligation of the Company and the Subsidiaries.

     As of December 31, 1997, the Company had approximately $19.1 million of indebtedness and other liabilities (including the $6.0 million note issued to Sanofi in connection with the Company's arbitration settlement described in "Business--Legal Proceedings") that would have constituted Senior Debt. As of September 30, 1997, the Company's subsidiaries had no indebtedness or other liabilities as to which the Notes would have been effectively subordinated. The Indenture does not limit the Company's or its subsidiaries' ability to incur, create, assume or guarantee Senior Debt or any other Permitted Indebtedness or liabilities. The Company expects from time to time to incur, create, assume or guarantee additional Permitted Indebtedness and other liabilities, including Senior Debt. See "Risk Factors--Leverage; Subordination of Notes; Absence of Financial Covenants."

OPTIONAL REDEMPTION

     The Notes are not entitled to any sinking fund. The Notes are not redeemable by the Company prior to February 1, 1999. On or after February 1, 1999, the Notes are redeemable so long as

          (x) for a period of 20 consecutive Trading Days, the Market Price of the Common Stock on each such Trading Day shall have been at least equal to 150% of the Maximum Conversion Price in effect on such Trading Day; and

          (y) on the date the Redemption Notice is given, no Event of Default shall have occurred and be continuing, on the Redemption Date no Inconvertibility Day shall have occurred since the date the Redemption Notice was given and on the Redemption Date no Repurchase Event shall have occurred with respect to which any Holder shall have the right to require repurchase of any Note pursuant to the Supplemental Indenture or with respect to which any Holder shall have exercised such right and the Company shall not have paid the Repurchase Price.

     The Company shall have the right on one occasion only, at its election, to redeem all or any part of the Notes (other than the Inconvertible Portion of Notes as to which a Holder Redemption Election has been given and which are thereby required to be redeemed pursuant to the Indenture and other than Notes or the portion thereof as to which a Holder Notice has been given in accordance with the Indenture) at the Redemption Price. In order to exercise its right of redemption as described above, the Company shall, not later than ten Trading Days after the last Trading Day in the 20-day period giving rise to the Company's right to redeem the Notes, give a Redemption Notice to each Holder not less than 25 days or more than 35 days prior to the Redemption Date. On the Redemption Date, the Company shall pay to or upon the order of each Holder by wire transfer of immediately available funds to such account as shall be specified for such purpose by each Holder an amount equal to the Redemption Price of the Notes to be redeemed from such Holder on the Redemption Date.

     Notwithstanding the giving of a Redemption Notice, each Holder shall be entitled to convert in accordance with the terms of such Holder's Notes all or any portion thereof by giving a Conversion Notice at any time prior to (1) the Redemption Date or (2) if the Company fails to pay the Redemption Price of such Notes on the applicable Redemption Date, the date on which the Company pays the Redemption Price of such Notes.

     In addition, at any time on or after February 1, 1999 (as extended as provided in the Supplemental Indenture), if the Conversion Price in effect on any date is less than $12.50 (subject to adjustment as provided in the Supplemental Indenture), then so long as:

               (x) on the date the Minimum Conversion Price Redemption Notice is given as provided in the Indenture and on the Minimum Conversion Price Redemption Date, no Event of Default has occurred and is continuing and no Repurchase Event shall have occurred with respect to which any Holder shall have the right to require repurchase of any Note pursuant to the Indenture or with respect to which any Holder shall have exercised such right and the Company shall not have paid the Repurchase Price;

               (y) on the Minimum Conversion Price Redemption Date, the Company shall be in compliance in all material respects with its obligations to the Holders (including, without limitation, its obligations under the Note Purchase Agreements, the Indenture, the Conversion Agent Agreement and the Notes); and

               (z) on the date the Company gives a Minimum Conversion Price Redemption Notice, the Company has cash resources available for payment of the Minimum Conversion Price Redemption Price of all the Notes to be redeemed;

the Company shall have the right to redeem at any time all, or from time to time any part, of the Notes (other than Notes which are required to be redeemed pursuant to the Indenture) at the Minimum Conversion Price Redemption Price. In order to exercise its right of redemption, the Company shall, within five Trading Days after the date on which the Conversion Price entitled the Company to exercise redemption rights, give a Minimum Conversion Price Redemption Notice. On the Minimum Conversion Price Redemption Date, the Company shall pay, to or upon the order of each Holder, by wire transfer of immediately available funds to such account as shall be specified for such purpose by such Holder, an amount equal to the Minimum Conversion Price Redemption Price of the Notes held by such Holder on the Minimum Conversion Price Redemption Date.

     Notwithstanding the giving of a Minimum Conversion Price Redemption Notice, each Holder shall be entitled to convert in accordance with the terms of such Holder's Notes all or any portion thereof not in excess of the Redemption-Free Conversion Amount (as defined in the Indenture) thereof by giving a Conversion Notice at any time prior to (1) the close of business on the Trading Day prior to the Minimum Conversion Price Redemption Date or (2) if the Company fails to pay the Minimum Conversion Price Redemption Price on the Minimum Conversion Price Redemption Date, the date on which the Company pays the Minimum Conversion Price Redemption Price.

     If at any time the Company shall have become entitled to exercise its right to redeem the Notes and the Company shall not exercise such right in accordance with the Indenture, then thereafter the Company shall not be entitled to exercise its right to redeem the Notes unless the requirements of the Indenture shall be satisfied on a date which is more than 90 days after the date the Company became so entitled to exercise its right to redeem the Notes.

     At any time on or after February 1, 2000, the Company shall have the right to redeem the Notes in whole at any time, or in part from time to time, on three Business Days' notice to the Holders, at a redemption price equal to the outstanding principal amount of the Notes being redeemed plus accrued interest to the redemption date.

REPURCHASE OF NOTES AT THE OPTION OF HOLDERS UPON A REPURCHASE EVENT

     The Indenture provides that, in the event a Repurchase Event (as defined below) occurs on or prior to February 1, 2000, each Holder will have the right, at such Holder's option, to require the Company to repurchase all or any part of such Holder's Notes (provided, that the minimum principal amount of such Notes must be $100,000 or an integral multiple thereof) on the date that is five Business Days after the date of a Holder Notice delivered with respect to such Repurchase Event. Each Holder of Notes shall have the right to require the Company to repurchase such Holder's Notes if a Repurchase Event occurs at any time while any portion of the principal amount of such Notes is outstanding and prior to February 1, 2000 at a price equal to the Repurchase Price. The "Repurchase Price" of such Notes shall be the sum of
(i) the product obtained by multiplying (A) the outstanding principal amount of the Note to be repurchased times (B) 110% plus (ii) accrued and unpaid interest on such principal amount to the date of such repurchase plus (iii) accrued and unpaid Default Interest, if any, on the amount in clause (ii) at the rate provided in the Notes to the Repurchase Date.

     The Indenture provides that a "Repurchase Event" means the occurrence of any one or more of the following events:

          (a) For any period of seven consecutive Trading Days following the date of issuance of the Notes there shall be no reported sale price of the Common Stock on any of Nasdaq, the NYSE or the AMEX;

          (b) Any consolidation or merger of the Company or any Subsidiary of the Company with or into another entity or other business combination transaction involving the Company or any Subsidiary (other than a merger or consolidation of a Subsidiary into the Company or a wholly owned Subsidiary) where the stockholders of the Company immediately prior to such transaction do not, immediately following such transaction, collectively own at least 51% of the outstanding voting securities of the surviving corporation of such consolidation or merger or other business combination transaction (of at least 51% of the outstanding voting securities of the Company in the case of any such consolidation, merger or transaction in which a Subsidiary is merging or consolidating entity and the Company is not a merging or consolidating entity; or the sale of all or substantially all of the assets of the Company and the Subsidiaries;

          (c) The adoption of any amendment to the Company's Certificate of Incorporation (other than any certificate designating a series of preferred stock of the Company) which materially and adversely affects the rights of the Holders of the Notes in respect of its interest in the Common Stock in a different and more adverse manner than it affects the rights of holders of Common Stock generally or the taking of any other action which materially and adversely affects the rights of the Holders of the Notes; or

          (d) The occurrence of any Event of Default as specified in Article Four of the Supplemental Indenture if an Event of Default is continuing on the day a Holder Notice is given.

     If the Company fails to pay the applicable Repurchase Price to a Holder of Notes entitled thereto on the applicable repurchase date for any Note (or portion hereof) as to which the repurchase right has been properly exercised pursuant to Article Seven, then the Repurchase Price for the portion
(which, if applicable, may be all) of the Note which is required to have been so repurchased shall bear interest to the extent not prohibited by applicable law from the applicable repurchase date until paid in full at the Default Rate.

     The phrase "all or substantially all" of the assets of the Company is likely to be interpreted by reference to applicable state law at the relevant time, and will be dependent on the facts and circumstances existing at such time. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of the Company has occurred. In addition, no assurances can be given that the Company will be able to acquire the Notes tendered upon the occurrence of a Repurchase Event.

     The repurchase option upon a Repurchase Event may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. The Repurchase Event repurchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Management has no present intention to engage in a transaction involving a Repurchase Event, although it is possible the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sale of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings, restructurings or other recapitalizations, that would not constitute a Repurchase Event under the Indenture, but that could increase the amount of indebtedness (including Senior Debt) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of the Repurchase Price in the event of a Repurchase Event is subordinated to the prior payment of Senior Debt as described under "--Subordination."

     To the extent applicable and if required by law, the Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other securities laws, rules and regulations that may then be applicable to the repurchase rights of the Holders arising in connection with a Repurchase Event.

     If a Repurchase Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing to pay the repurchase price for all Notes tendered by the Holders thereof to be repurchased. The Company's ability to repurchase the Notes may also be limited or prohibited by the terms of its then-existing borrowing arrangements to the extent such arrangements include lawful provisions regarding such limitations or prohibitions. Moreover, any future credit agreements or other agreements relating to other indebtedness
(including Senior Debt) to which the Company becomes a party may contain restrictions on or prohibitions of the repurchase of the Notes by the Company to the extent such agreements include lawful provisions regarding such restrictions or prohibitions. In the event a Repurchase Event occurs at a time when the Company is prohibited from repurchasing Notes, the Company could seek the consent of its lenders to the repurchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company would remain prohibited from repurchasing the Notes. In such case, the Company's failure to repurchase the Notes would constitute an Event of Default under the Indenture, whether or not payment of the repurchase price is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. Moreover, the occurrence of a Repurchase Event in and of itself may constitute an event of default under Senior Debt of the Company. As a result, in either case, payment of the repurchase price of the Notes with cash would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. See "--Subordination."

DEFEASANCE AND COVENANT DEFEASANCE

     In connection with the exercise by the Company of its rights under
Article XIII of the Original Indenture (see "Description of Debt Securities--Defeasance and Covenant Defeasance" in the accompanying
Prospectus), the amount deposited by the Company with the Trustee to defease the Notes shall, in addition to any amounts required to be so deposited in respect of interest accruing on the Notes, deposit in respect of the principal amount of the Notes an amount at least equal to (i) in the case of cash, 112% of the principal amount of the Notes Outstanding, (ii) in the case of U.S. Government Obligations, U.S. Government Obligations which have a maturity of less than one year at the time of deposit and which have an aggregate principal amount at least equal to 112% of the principal amount of the Notes Outstanding or
(iii) any combination of (i) and (ii).

EVENTS OF DEFAULT

     The following matters will constitute an Event of Default under the Indenture with respect to the Notes, if such matters occur on or prior to February 1, 2000: (i) default in the payment of any interest upon any Note when it becomes due and payable and continuance of such default for a period of 15 days; or (ii) any representation or warranty of the Company made in the Note Purchase Agreements, the Notes, the Original Indenture or this Supplemental Indenture or in any agreement, statement or certificate given in writing pursuant thereto or hereto or in connection therewith or herewith shall have been false or misleading in any material respect when made; or
(iii) default in the performance, or breach, of any covenant or warranty of the Company in Article Eight of this Supplemental Indenture, which, in the case of the Company's failure to deliver shares of Common Stock upon conversion of any Note shall mean a failure to deliver such shares within seven days after a Conversion Date, or default in the performance, or breach, of any covenant or warranty of the Company or the Conversion Agent contained in the Conversion Agent Agreement; or (iv) default in the performance, or breach, of any covenant or warranty of the Company in Section 901, 902, 1003 or 1005 of the Original Indenture or Section 3.01, Article Five, or Section
6.01 of the Supplemental Indenture, and the continuance of such default or breach for a period of ten days after there has been given, by telephone line facsimile transmission or registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of this series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture; or (v) default in the performance, or breach, of any covenant or warranty of the Company in the Original Indenture or this Supplemental Indenture (other than a covenant or warranty a default in the performance or breach of which is elsewhere in this Section specifically dealt with or which has expressly been included in the Original Indenture solely for the benefit of a series of Securities other than the Notes), and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the Outstanding Securities of this series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture; or (vi) any court of competent jurisdiction shall enter one or more final judgments against the Company or any Subsidiary or any of their respective properties or other assets in an aggregate amount in excess of $1,000,000, which is not vacated, bonded, stayed, discharged, satisfied or waived for a period of thirty consecutive days; or (vii) any Indebtedness of the Company or any Subsidiary which has an outstanding principal amount in excess of $1,500,000 in the aggregate shall, in accordance with its terms, be declared to be due and payable, or be required to be prepaid or redeemed, other than by a regularly scheduled or required payment, prior to the stated maturity thereof; or (viii) the Common Stock shall cease to be listed on any of Nasdaq, the NYSE or the AMEX; or (ix) any Event of Default specified in Section 501(2), 501(5) or 501(6) of the Original Indenture.

     The Events of Default provided in Sections 501(1) and 501(4) of the Original Indenture shall be superseded with respect to the Notes by the Events of Default provided in Sections 4.01(1), 4.01(4) and 4.01(5) of this

Supplemental Indenture with regard to any events which occur on or prior to February 1, 2000. "Event of Default," whenever used in the Original Indenture or this Supplemental Indenture with respect to the Notes for any occurrence after February 1, 2000 shall mean the Events of Default specified in Section 501(1), 501(2), 501(5), and 501(6) of the Original Indenture.

TRANSFER AND EXCHANGE

     The Company has initially appointed the Trustee as security registrar and transfer agent, acting through its Corporate Trust Department. The Company reserves the right to vary or terminate the appointment of the security registrar or of any transfer agent or conversion agent or to appoint additional or other transfer agents or conversion agents or to approve any change in the office through which any security registrar or any transfer agent or conversion agent acts.

     The Company has initially appointed ChaseMellon Shareholder Services, L.L.C. as the conversion agent to provide for conversion of the Notes in accordance with their terms and the terms of the Indenture to provide for timely issuance of Common Stock upon conversion of the Notes.

CANCELLATION

     All Notes surrendered for payment, redemption, repurchase, registration of transfer or exchange or conversion shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee. All Notes so delivered to the Trustee shall be canceled promptly by the Trustee. No Notes shall be authenticated in lieu of or in exchange for any Notes canceled as provided in the Indenture.

REPLACEMENT OF NOTES

     Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Note before a replacement Note will be issued.

GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York.

THE TRUSTEE

     In case an Event of Default shall occur (and shall not be cured), the Trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of Notes, unless they shall have offered to the Trustee reasonable security or indemnity.

                CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a general discussion of certain United States federal income tax considerations to holders of the Notes and the Common Stock into which the Notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings, and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations.

     This discussion does not deal with all aspects of United States federal income taxation that may be important to holders of the Notes or the Common Stock into which the Notes may be converted and does not deal with tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion is for general information only, and does not purport to address all tax consequences that may be important to particular purchasers in light of their personal circumstances, or to certain types of purchasers (such as certain financial institutions, insurance companies, tax-exempt entities, dealers in securities or persons who hold the Notes or the Common Stock in connection with a straddle) that may be subject to special rules. This discussion assumes that each holder holds the Notes and the Common Stock into which the Notes may be converted as capital assets.

     The term "U.S. Holder" means (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to federal income tax regardless of its source, or
(iv) a trust with respect to which (a) a United States court may exercise primary supervision over its administration and (b) one or more U.S. Holders have the authority to control all substantial decisions.

     PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING CONVERSION OF THE NOTES, AND THE OWNERSHIP AND DISPOSITION OF THE COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED.

UNITED STATES HOLDERS

     INTEREST ON NOTES. Stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time such interest is received or accrued, in accordance with such holder's regular method of accounting for United States federal income tax purposes. The Company expects that the Notes will not be issued with original issue discount ("OID") within the meaning of the Code. The Company intends to take the position that a repurchase upon a Repurchase Event, as described under "Description of Notes--Repurchase of Notes at the Option of Holders Upon a Repurchase Event", is remote under applicable Treasury Regulations and does not intend to treat the possibility of such a repurchase as affecting the yield to maturity of the Notes.

     CONSTRUCTIVE DIVIDEND. Certain corporate transactions, such as distributions of assets to holders of Common Stock, may cause a deemed distribution to the holders of the Notes if the Conversion Price of the Notes is adjusted to reflect such corporate transaction. Such deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules discussed under "Dividends on Common Stock." U.S. Holders therefore could have taxable income as a result of an event to which the holder received no cash or property.

     CONVERSION OF NOTES. A U.S. Holder of Notes will not recognize gain or loss on the conversion of the Notes into Common Stock. The U.S. Holder's tax basis in the Common Stock received upon conversion of the Notes will be equal to the holder's aggregate basis in the Notes exchanged therefor (less any portion thereof allocable to cash received in lieu of a fractional share). The holding period of the Common Stock received by the holder upon conversion of the Notes will generally include the period during which the holder held the Notes prior to the conversion.

     Cash received in lieu of a fractional share of Common Stock should be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share.

     DIVIDENDS ON COMMON STOCK. Distributions, if any, paid on the Common Stock will constitute dividends for United States federal income tax purposes to the extent of current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Dividends paid to corporations may qualify for the dividends-received deduction.

     To the extent, if any, that a U.S. Holder receives distributions on the Common Stock that would otherwise constitute dividends for United States federal income tax purposes but that exceed current and accumulated earnings and profits of the Company, such distributions will be treated first as a non-taxable return of capital reducing the holder's basis in the Common Stock. Any such distributions in excess of the U.S. Holder's basis in the Common Stock will be treated as capital gain.

     SALE OR EXCHANGE OF NOTES OR COMMON STOCK. In general, subject to the market discount rules discussed below, a U.S. Holder of Notes will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the Notes or shares measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest not previously included in income, which will be taxable as ordinary interest income) and the Holder's adjusted tax basis in the Notes. A U.S. Holder's tax basis in Notes generally will equal the cost of the Notes to the U.S. Holder increased by the amount of market discount, if any, previously included in income by the holder or decreased by any bond premium theretofore amortized by the holder with respect to the Notes. In general, subject to the market discount rules discussed below, each U.S. Holder of Common Stock into which the Notes have been converted will recognize capital gain or loss upon the sale, exchange, redemption or other disposition of the Common Stock. However, special rules may apply to redemptions of Common Stock which may result in the amount paid being treated as a dividend. With respect to U.S. Holders who are individuals, trusts or estates, the Taxpayer Relief Act of 1997 (the "Act") provides a maximum tax rate of 20% on net capital gains derived from securities held for more than 18 months and provides a maximum tax rate of 28% on net capital gains derived from securities held for more than one year and for not more than 18 months ("mid-term gains"). Net gain recognized by such U.S. Holders on securities held for one year or less in excess of net long-term capital loss continues to be short-term capital gain subject to tax at ordinary income rates. The Act generally does not affect the taxation of capital gains to corporations. (For the basis and holding period of the Common Stock, see "Conversion of Notes.")

     MARKET DISCOUNT. The resale of Notes may be affected by the "market discount" provisions of the Code. For this purpose, the market discount on a Note will generally be equal to the amount, if any, by which the stated redemption price at maturity of the Note immediately after its acquisition exceeds the holder's tax basis in the Note. Subject to a de minimis exception, these provisions generally require a holder of a Note acquired at a market discount to treat as ordinary income any gain recognized on the disposition of such Note to the extent of the "accrued market discount" on such Note at the time of disposition, unless the holder elects to include accrued market discount in income currently. In general, market discount on a Note will be treated as accruing on a straight-line basis over the term of such Note, or, at the election of the holder, under a constant yield method. A holder of a Note acquired at a market discount who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the Note until the Note is disposed of in a taxable transaction. If a holder acquires a Note at a market discount and receives Common Stock upon conversion of the Note, the amount of accrued market discount not previously included in income with respect to the converted Note through the date of conversion will be treated as ordinary income upon the disposition of the Common Stock.

NON-U.S. HOLDERS

     INTEREST ON NOTES. Generally, interest paid on the Notes to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if: (i) such interest is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder; (ii) the Non-U.S. Holder does not actually or constructively own 10% or more of the total voting power of all classes of stock of the Company entitled to vote and is not a controlled foreign corporation with respect to which the Company is a "related person" within the meaning of the Code; and (iii) the beneficial owner, under penalty of perjury, certifies that the owner is not a "United States person" within the meaning of the Code and provides the owner's name and address. If certain requirements are satisfied, the certification described in clause
(iii) above may be provided by a securities clearing organization, a bank, or other financial institution that holds customers' securities in the ordinary course of its trade or business. For this purpose, the holder of Notes would be deemed to own constructively the Common Stock into which it could be converted. A holder that is not exempt from tax under these rules will be subject to United States federal income tax withholding at a rate of 30% (or lower treaty rate) unless the interest is effectively connected with the conduct of a United States trade or business, in which case the interest will be subject to the United States federal income tax on net income that applies to United States persons generally. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

     CONVERSION OF NOTES. A Non-U.S. Holder generally will not be subject to United States federal income tax on the conversion of a Note into Common Stock. To the extent a Non-U.S. Holder receives cash in lieu of a fractional share on conversion, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of the Notes or the Common Stock.

     DIVIDENDS ON COMMON STOCK. Generally, any distribution on the Common Stock to a Non-U.S. Holder will be subject to United States federal income tax withholding at a rate of 30% unless the dividend is effectively connected with the conduct of trade or business within the United States by the Non-U.S. Holder, in which case the dividend will be subject to the United States federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a lower rate of withholding or other rules different from those described above. A Non-U.S. Holder may be required to satisfy certain certification requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

     SALES OR EXCHANGE OF NOTES OR COMMON STOCK. A Non-U.S. Holder generally will not be subject to United States federal income tax on gain recognized upon the sale or other disposition of the Notes or the Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds the Notes or shares of Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other circumstances are present. Non-U.S. Holders should consult applicable income tax treaties, which may provide different rules.

     If the Company is a "United States real property holding corporation" ("USRPHC") (which the Company does not believe that it is or is likely to become), a Non-U.S. Holder may be subject to United States federal income tax with respect to gain realized on the disposition of such Notes or Common Stock as if it were effectively connected with a United States trade or business and the amount realized will be subject to withholding at the rate of 10%. The amount withheld pursuant to these rules will be creditable against such Non-U.S. Holder's United States federal income tax liability and may entitle such Non-U.S. Holder to a refund upon furnishing the required information to the IRS. However, a Non-U.S. Holder will not be subject to these rules, even if the Company were a USRPHC, as long as Common Stock is regularly traded on NASDAQ or another established securities market, provided that such holder did not during a specified five-year period actually or constructively own more than 5% of the Common Stock of the Company (including any Common Stock that may be received on the conversion of the Notes).

INFORMATION REPORTING AND BACKUP WITHHOLDING

     U.S. HOLDERS. Information reporting and backup withholding may apply to payments of interest or dividends on or the proceeds from the sale or other disposition of the Notes or the Common Stock made by the Company with respect to certain non-corporate U.S. Holders. Such U.S. Holders generally will be subject to backup withholding at a rate of 31% unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the U.S. Holder's federal income tax, upon furnishing the required information.

     NON-U.S. HOLDERS. Generally, information reporting and backup withholding of United States federal income tax at a rate of 31% may apply to payments of principal, interest and premium (if any) on the Notes to Non-U.S. Holders if the payee fails to certify that the holder is a Non-U.S. person or if the Company or its paying agent has actual knowledge that the payee is a United States person. The 31% backup withholding tax generally will not apply to dividends paid to foreign holders outside the United States that are subject to 30% withholding as discussed above or that are subject to a tax treaty that reduces such withholding.

     The payment of the proceeds from the disposition of the Notes or the Common Stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding unless the owner provides the certification described above or otherwise establishes an exemption.

     On October 6, 1997, the IRS issued final regulations relating to withholding, backup withholding and information reporting that unify current certification procedures and forms and clarify reliance standards (the "Final Regulations"). The Final Regulations will generally be effective for payments made after December 31, 1998.

                                 PLAN OF DISTRIBUTION

     The Notes offered hereby are being offered for sale directly by the Company to certain institutional investors. The termination date of this offering is February 4, 1998, subject to extension by mutual agreement by the Company and the institutional buyers. The sale of the Notes to such institutional buyers will be effected pursuant to Note Purchase Agreements.


                                    LEGAL MATTERS

     Certain legal matters with respect to the legality of the Notes and the validity of the securities offered hereby are being passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

PROSPECTUS

                                  $90,000,000

                                  CYGNUS, INC.

                        DEBT SECURITIES AND COMMON STOCK
                            ------------------------

    Cygnus, Inc. ("Cygnus" or the "Company") may from time to time offer, together or separately, its (i) debt securities (the "Debt Securities"), which may be either senior debt securities (the "Senior Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities") and (ii) shares of its Common Stock, $.001 par value per share (the "Common Stock"). The Debt Securities and the Common Stock are collectively referred to herein as the "Securities".

    The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances and will be limited to $90,000,000 aggregate public offering price (or its equivalent (based on the applicable exchange rate at the time of the sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by the Company). Certain specific terms of the particular Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities, the specific title, aggregate principal amount, the denomination, whether such Debt Securities are secured or unsecured obligations, whether such Debt Securities are senior or subordinated, maturity, premium, if any, the interest rate or rates (which may be fixed, floating or adjustable), the time and method of calculating payment of interest, if any, the place or places where principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, the currency in which principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, any terms of redemption at the option of the Company or the Holder, any sinking fund provisions, terms for any conversion into other Securities, the initial public offering price and other special terms and (ii) in the case of Common Stock, the number of shares offered for sale by the Company and the initial public offering price or method of determining the initial public offering price. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. The Company's Common Stock is listed on the Nasdaq National Market under the symbol "CYGN." Any Common Stock sold pursuant to a Prospectus Supplement will be listed for quotation on such market.

    Unless otherwise specified in a Prospectus Supplement, the Senior Debt Securities, when issued, will be unsecured and will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities, when issued, will be subordinated in right of payment to all Senior Debt (as defined) of the Company, including any outstanding Senior Debt Securities. See "Description of Debt Securities--Subordination of Subordinated Debt Securities."

    The Prospectus Supplement may contain information concerning U.S. federal income tax considerations, if applicable to the Securities offered.

    The Securities may be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. See "Plan of Distribution." If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which the Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts, if any, are set forth in or may be calculated from the Prospectus Supplement with respect to such Securities.

    This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement. Any statement contained in this Prospectus will be deemed to be modified or superseded by any inconsistent statement contained in the accompanying Prospectus Supplement.

    SEE "RISK FACTORS" ON PAGE 3 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------
               THE DATE OF THIS PROSPECTUS IS NOVEMBER 12, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the World Wide Web site is http://www.sec.gov. The Common Stock is listed for quotation on the Nasdaq National Market under the symbol "CYGN." Reports and other information concerning the Company may be inspected at the offices of the Nasdaq Stock Market at 1735 K Street, Washington, D.C. 20006.

    The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus which constitutes part of the Registration Statement does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement.

    Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents have been filed with the Commission and are incorporated herein by reference:

        (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

        (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1997; and

        (c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A for such securities, including any amendments or reports filed for the purpose of updating such description.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement of which this Prospectus forms a part and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and be a part hereof from the dates of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement or this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. Requests should be directed to Corporate Marketing, Cygnus, Inc., at the principal executive offices of the Company. Cygnus, Inc., 400 Penobscot Drive, Redwood City, California 94063-4719, telephone: (650) 369-4300.

                                  THE COMPANY

    Cygnus, Inc. ("Cygnus" or the "Company") is engaged in the development of diagnostic and drug delivery systems, designed to satisfy unmet medical needs cost-effectively. The Company's current efforts are primarily focused on two technological platforms: a painless, bloodless and automatic glucose monitoring device and transdermal drug delivery systems. The Company's products in the most advanced stages of development include two in the market
(Nicotrol-Registered Trademark- and FemPatch-Registered Trademark-) and several in different stages of clinical trials.

    Cygnus, the Cygnus logo, GlucoWatch and AutoSensor are trademarks of the Company. FemPatch is a registered trademark of Warner-Lambert and Nicotrol is a registered trademark of Pharmacia & Upjohn. All other trademarks included in this Prospectus are the property of their respective holders.

    The Company was incorporated in the State of California in 1985, and reincorporated in the State of Delaware in 1994. The Company's corporate headquarters and principal executive offices are located at 400 Penobscot Drive, Redwood City, California 94063-4719, telephone number (650) 369-4300.

                              RECENT DEVELOPMENTS

    On June 30, 1994, Sanofi, S.A. ("Sanofi") filed a request for arbitration against Cygnus with the International Court of Arbitration. In its request for arbitration, Sanofi alleged that Cygnus breached its existing contract with Sanofi by, among other things, entering into a product development agreement with another company for the development of transdermal systems in the field of hormone replacement therapy. The International Chambers of Commerce (the "Tribunal") announced an interim award in the arbitration proceedings in October 1996. The Tribunal found that two transdermal products for hormone replacement therapy licensed by Cygnus to another company fall within the scope of an exclusive license previously granted to Sanofi. In September 1997, the Company and Sanofi agreed to a settlement of the arbitration dispute. Under the terms of the settlement, Cygnus (i) will pay Sanofi $14.0 million in cash, (ii) will make royalty payments of between 6.5% to 8.5% of any and all net sales of two specific products, which are subject to minimum payments in an aggregate amount equal to $17.0 million, commencing in 2001 and ending in 2005, whether or not any net sales of the two related products have occurred, and (iii) will issue a convertible promissory note in the principal amount of $6.0 million payable in full at the end of four years and bearing interest at 6.5% per annum. The note will be convertible into the Company's Common Stock at Sanofi's option, exercisable at any time during the four year term, at a conversion rate of $21.725 per share. Overall, Cygnus' non-recurring expenses attributable to the arbitration settlement recorded in the quarter ended September 30, 1997 totalled approximately $39.6 million, of which $23.0 million is long-term.

                                  RISK FACTORS

    Prior to making an investment decision with respect to the Securities offered hereby, prospective investors should carefully consider the specific factors set forth under the caption "Risk Factors" in the applicable Prospectus Supplement pertaining thereto, together with all of the other information appearing herein or therein or incorporated by reference herein, in light of their particular investment objectives and financial circumstances.

                                USE OF PROCEEDS

    Unless otherwise indicated in an accompanying Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Securities will be used for general corporate purposes, including capital expenditures and to meet working capital needs. Pending such uses, the Company will invest the net proceeds in interest-bearing securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The Company has a history of operating and net losses, and therefore no earnings have been available to cover fixed charges. Fixed charges consist of interest, whether expensed or capitalized, and totalled $307,222, $449,383, $291,964, $548,387, $744,311 and $718,730 for each of the five years in the period ended December 31, 1996 and for the nine months ended September 30, 1997, respectively.

                         DESCRIPTION OF DEBT SECURITIES

    The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture"), between the Company, as Issuer, and State Street Bank and Trust Company of California, N.A., as Trustee (the "Trustee"). The Subordinated Debt Securities are to be issued under a separate Indenture (the "Subordinated Indenture"), also between the Company, as issuer, and State Street Bank and Trust Company of California, N.A., as Trustee. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures." A copy of the form of each Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Debt Securities may be issued from time to time in one or more series. The particular terms of each series, or of Debt Securities forming a part of a series, which are offered by a Prospectus Supplement will be described in such Prospectus Supplement.

    The following summaries of certain provisions of the Indentures do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indentures, including the definitions therein of certain terms, and, with respect to any particular Debt Securities, to the description of the terms thereof included in the Prospectus Supplement relating thereto. Wherever particular Sections or defined terms of the Indentures are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated by reference herein or therein, as the case may be.

GENERAL

    The Indentures will provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. The Company may specify a maximum aggregate principal amount for the Debt Securities of any series. (Section 301) The Debt Securities are to have such terms and provisions which are not inconsistent with the Indentures, including as to maturity, principal and interest, as the Company may determine. Unless otherwise specified in the applicable Prospectus Supplement, the Senior Debt Securities when issued will be unsecured and unsubordinated obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Subordinated Debt Securities when issued will be subordinated in right of payment to the prior payment in full of all Senior Debt of the Company, including any outstanding Senior Debt Securities, as described under "Subordination of Subordinated Debt Securities" and in the applicable Prospectus Supplement.

    The applicable Prospectus Supplement will set forth whether the Debt Securities offered shall be Senior Debt Securities or Subordinated Debt Securities, and the price or prices at which the Debt Securities to be offered will be issued, and will describe the following terms of such Debt Securities:
(1) the title of such Debt Securities; (2) any limit on the aggregate principal amount of such Debt Securities or the series of which they are a part; (3) the Person to whom any interest on a Debt Security shall be payable, if other than the Person in whose name that Debt Security (or one or more predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest; (4) the date or dates on which the principal of any of such Debt Securities will be payable; (5) the rate or rates at which any of such Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Date for any such interest payable on any Interest Payment Date; (6) the place or places where the principal of and any premium and interest on any of such Debt Securities will be payable; (7) the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(8) the obligation, if any, of the Company to redeem or purchase any of such Debt Securities pursuant to any sinking fund or analogous provision or at the option of the Holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions on which any of such Debt Securities will be redeemed or purchased, in whole or in part, pursuant to any such obligation; (9) the denominations in which any of such Debt Securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof; (10) if the amount of principal of or any premium or interest on any of such Debt Securities may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined; (11) if other than the currency of the United States of America, the currency, currencies or currency units in which the principal of or any premium or interest on any of such Debt Securities will be payable (and the manner in which the equivalent of the principal amount thereof in the currency of the United States of America is to be determined for any purpose, including for the purpose of determining the principal amount deemed to be Outstanding at any time); (12) if the principal of or any premium or interest on any of such Debt Securities is to be payable, at the election of the Company or the Holder thereof, in one or more currencies or currency units other than those in which such Debt Securities are stated to be payable, the currency, currencies or currency units in which payment of any such amount as to which such election is made will be payable, the periods within which and the terms and conditions upon which such election is to be made and the amount so payable (or the manner in which such amount is to be determined);
(13) if other than the entire principal amount thereof, the portion of the principal amount of any of such Debt Securities which will be payable upon declaration of acceleration of the Maturity thereof; (14) if the principal amount payable at the Stated Maturity of any of such Debt Securities will not be determinable as of any one or more dates prior to the Stated Maturity, the amount which will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any Maturity other than the Stated Maturity or which will be deemed to be Outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined); (15) if applicable, that such Debt Securities, in whole or any specified part, are defeasible pusuant to the provisions of the Indentures described under "Defeasance and Covenant Defeasance--Defeasance and Discharge" or "Defeasance and Covenant Defeasance--Defeasance of Certain Covenants," or under both such captions; (16) if applicable, the terms of any right to convert Debt Securities into shares of Common Stock of the Company or other securities or property; (17) whether any of such Debt Securities will be issuable in whole or in part in the form of one or more Global Securities and, if so, the respective Depositaries for such Global Securities, the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legends referred to under "Form, Exchange and Transfer" or "Global Securities" and, if different from those described under such captions, any circumstances under which any such Global Security may be exchanged in whole or in part for Securities registered, and any transfer of such Global Security in whole or in part may be registered, in the names of Persons other than the Depositary for such Global Security or its nominee; (18) any addition to or change in the Events of Default applicable to any of such Debt Securities and any change in the right of the Trustee or the Holders to declare the principal amount of any of such Debt Securities due and payable; (19) any addition to or change in the covenants in the Indentures described under "Restrictive Covenants" applicable to any of such Debt Securities; and (20) any other terms of such Debt Securities not inconsistent with the provisions of the relevant Indenture. (Section 301)

    Debt Securities, including Original Issue Discount Securities, may be sold at a substantial discount below their principal amount. Certain special United States federal income tax considerations (if any) applicable to Debt Securities sold at an original issue discount will be described in the applicable Prospectus Supplement under "United States Taxation." In addition, certain special United States federal income tax or other considerations (if any) applicable to any Debt Securities which are denominated in a currency or currency unit other than United States dollars will be described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

    The terms on which Debt Securities of any series are convertible into Common Stock or other securities or property will be set forth in the Prospectus Supplement relating thereto. Such terms shall include provisions as to whether conversion is mandatory or at the option of the Holder and may include provisions pursuant to which the number of shares of Common Stock or other securities or property to be received by the Holders of Debt Securities upon conversion would be calculated according to the market price of Common Stock or other securities or property as of a time stated in the applicable Prospectus Supplement. (Article Fourteen)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

    Unless otherwise indicated in the Prospectus Supplement, the following provisions will apply to the Subordinated Debt Securities.

    The Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinate in right of payment to the prior payment in full of all Senior Debt, including the Senior Debt Securities. In the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization, debt restructuring or other similar case or proceeding in connection therewith, relative to the Company or to its creditors, as such, or to its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary and whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or any other marshaling of assets and liabilities of the Company, the holders of Senior Debt will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Debt in cash or other payment satisfactory to the holders of Senior Debt before the Holders of the Subordinated Debt Securities are entitled to receive any payment on account of principal of or any premium or interest on the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or before the Company may make any sinking fund or defeasance payment to the Trustee or any Paying Agent in accordance with the Subordinated Indenture. Notwithstanding the foregoing, any amounts previously deposited by the Company with the Trustee or Paying Agent in accordance with the subordination provisions of Article Fifteen of the Subordinated Indenture at the time of such deposit may be paid to the Holders of Subordinated Debt Securities ("Defeased Payments"). (Section 1502)

    By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Debt may recover less, ratably, than holders of Senior Debt and may recover more, ratably, than the Holders of the Subordinated Debt Securities.

    In the event that any Subordinated Debt Securities are declared due and payable before their Stated Maturity as a result of an Event of Default, the holders of the Senior Debt outstanding at the time such Subordinated Debt Securities so become due and payable will be entitled to receive payment in full of all amounts due or to become due on or in respect of all Senior Debt in cash or other payment satisfactory to the holders of Senior Debt before the Holders of the Subordinated Debt Securities are entitled to receive any payment by the Company on account of the principal of or any premium or interest on the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or before the Company may make any sinking fund or defeasance payment to the Trustee or any Payment Agent in accordance with the Subordinated Indenture (other than Defeased Payments). If the payment of Subordinated Debt Securities is accelerated because of an Event of Default, the Company and the Trustee are required under the Subordinated Indenture to promptly notify holders of Senior Debt of the acceleration. (Section 1503)

    The Company may not make any payment of principal (or premium, if any) or interest, if any, in respect of the Subordinated Debt Securities or on account of the purchase, redemption or other acquisition of Subordinated Debt Securities or any payment constituting a sinking fund or defeasance payment to the Trustee or Paying Agent in accordance with the Subordinated Indenture (other than Defeased Payments) if (i) a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) or other amounts with respect to any Senior Debt occurs and is continuing beyond the applicable grace period or (ii) any other event of default occurs and is continuing with respect to Designated Senior Debt (as defined) that permits the holders thereof or their representatives to accelerate the maturity thereof, and the Trustee under the Subordinated Indenture receives a notice of such default (a "Payment Blockage Notice") from the Company, a holder of such Designated Senior Debt or other person permitted to give such notice under the Subordinated Indenture. The Company may and shall resume payments on the Subordinated Debt Securities and may purchase, redeem or otherwise acquire the Subordinated Debt Securities and may make a sinking fund or defeasance payment to the Trustee or Paying Agent in accordance with the Subordinated Indenture (a) in the case of a payment default, upon the date on which such default is cured or waived or ceases to exist and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the applicable Payment Blockage Notice is received (unless the subordination provisions of Article Fifteen of the Indenture prohibit the payment, purchase, redemption, acquisition, sinking fund payment or defeasance payment at the time of such payment, purchase, redemption, acquisition, sinking fund payment or defeasance payment (including, without limitation, in the case of a nonpayment referred to in clase (ii) above, as a result of a payment default with respect to applicable Senior Debt as a consequence of the acceleration of the maturity thereof or otherwise)). No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee under the Subordinated Indenture shall be, or be made, the basis for a subsequent Payment Blockage Notice. (Section 1504) In the case of Subordinated Debt Securities that are convertible at the option of the Holder, the payment, issuance and delivery of cash, property or securities (other than stock and certain subordinated securities of the Company) upon conversion of a Subordinated Debt Security will be deemed to constitute payment on account of the principal of such Subordinated Debt Security. (Section 1515)

    "Senior Debt" is defined in the Indenture to mean: the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not such claim for post-petition interest is allowed in such proceeding), on, rent with respect to, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Subordinated Indenture or thereafter created, incurred or assumed: (a) indebtedness for borrowed money of the Company evidenced by a credit or loan agreement, note, bond, debenture or other written obligation, (b) all other obligations of the Company for money borrowed, (c) all obligations of the Company evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (d) obligations of the Company (i) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles, (ii) as lessee under other leases for facilities, equipment or related assets, whether or not capitalized, entered into or leased after the date of the Subordinated Indenture for financing purposes (as determined by the Company) or (iii) under any lease or related document (including a purchase agreement) that provides that the Company is contractually obligated to purchase or cause a third party to purchase the leased property and the obligations of the Company under such lease or related document to purchase or to cause a third party to purchase such leased property, (e) all obligations of the Company under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts, or similar agreements or arrangements, (f) all obligations of the Company with respect to letters of credit, bankers' acceptances or similar facilities (including reimbursement obligations with respect to any of the foregoing), (g) all obligations of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable arising in the ordinary course of business), (h) all obligations of the type referred to in clauses (a) through (g) above of another Person and all dividends of another Person, the payment of which, in either case, the Company has assumed or guaranteed (or in effect guaranteed through an agreement to purchase or otherwise (including, without limitation, "take or pay" and similar arrangements)), or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor, or otherwise, or which is secured by a lien on property of the Company, and all obligations of the Company with respect thereto, and (i) renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses
(a) through (h) of this paragraph; provided, however, that Senior Debt shall not include the Subordinated Debt Securities or any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which it is issued) expressly provide that such indebtedness or obligation is not superior in right of payment to the Subordinated Debt Securities.

    "Designated Senior Debt" means certain existing Senior Debt (including the Company's obligations under its existing bank term loan agreement) and the Company's obligations under any other particular Senior Debt having an outstanding principal amount or commitment in excess of $10.0 million in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such Senior Debt shall be "Designated Senior Debt" for purposes of the Subordinated Indenture and any Senior Debt so designated as Designated Senior Debt by the Company in the applicable Prospectus Supplement (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Debt to exercise the rights of Designated Senior Debt).

    The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Debt, which may include indebtedness that is senior to the Subordinated Debt Securities, but subordinate to other obligations of the Company. The Senior Debt Securities, when issued, will constitute Senior Debt.

    The Prospectus Supplement may further describe the provisions, if any, applicable to the subordination of the Subordinated Debt Securities of a particular series.

FORM, EXCHANGE AND TRANSFER

    The Debt Securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the applicable Prospectus Supplement, only in denominations of $1,000 and integral multiples thereof. (Section 302)

    At the option of the Holder, subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities of each series will be exchangeable for other Debt Securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount. (Section 305)

    Subject to the terms of the Indentures and the limitations applicable to Global Securities, Debt Securities may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purposes. No service charge will be made for any registration or transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. Any transfer agent (in addition to the

Security Registrar) initially designated by the Company for any Debt Securities will be named in the applicable Prospectus Supplement. (Section 305) The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series. (Section 1002)

    If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part. (Section 305)

GLOBAL SECURITIES

    Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more global securities which will have an aggregate principal amount equal to that of the Debt Securities represented thereby (a "Global Security"). Each Global Security will be registered in the name of a depositary (the "Depositary") or a nominee thereof identified in the applicable Prospectus Supplement, will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the Indentures.

    Notwithstanding any provision of the Indentures or any Debt Security described herein, no Global Security may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary for such Global Security or any nominee of such Depositary unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the Indentures, (ii) there shall have occurred and be continuing an Event of Default with respect to the Debt Securities represented by such Global Security or (iii) there shall exist such circumstances, if any, in addition to or in lieu of those described above as may be described in the applicable Prospectus Supplement. All securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct. (Sections 204 and 305)

    As long as the Depositary, or its nominee, is the registered Holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities represented thereby for all purposes under the Debt Securities and the Indentures. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange therefor and will not be considered to be the owners or Holders of such Global Security or any Debt Securities represented thereby for any purpose under the Debt Securities or the Indentures. All payments of principal of and any premium and interest on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Those laws may impair the ability to transfer beneficial interests in a Global Security.

    Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee ("participants") and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a

Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the Depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest on a Debt Security on any Interest Payment Date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the Regular Record Date for such interest. (Section 307)

    Unless otherwise indicated in the applicable Prospectus Supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporate Trust Office of the Trustee will be designated as the Company's sole Paying Agent for payments with respect to Debt Securities of each series. Any other Paying Agents initially designated by the Company for the Debt Securities of a particular series will be named in the applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series. (Section 1002)

    All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed for a period ending the earlier of 10 business days prior to the date such money would escheat to the State or at the end of two years after such principal, premium or interest has become due and payable will be repaid in the Company, and the Holder of such Debt Security thereafter may look only to the Company for payment thereof. (Section 1003)

RESTRICTIVE COVENANTS

    Unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to the Senior Debt Securities.

LIMITATIONS ON LIENS

    The Senior Indenture will provide that the Company will not issue, incur, create, assume or guarantee, and will not permit any Restricted Subsidiary (as defined below) to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any Principal Property (as defined below) of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares or indebtedness are now existing or owned or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Senior Debt Securities (together with, if the Company shall so determine, any other indebtedness of or guarantee by the Company or such Restricted Subsidiary ranking equally with the

Senior Debt Securities) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property existing at the time of acquisition thereof by the Company or any Subsidiary, provided that such mortgages were in existence prior to the contemplation of such acquisition, (b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary, provided that such mortgages are not incurred in anticipation of such corporation becoming a Restricted Subsidiary; (c) mortgages on property, shares of stock or indebtedness existing at the time of acquisition thereof by the Company or a Restricted Subsidiary or mortgages thereon to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 270 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements; (d) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (e) mortgages existing at the date of the Senior Indenture; (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation as an entirety or substantially as an entirety to the Company or a Restricted Subsidiary, provided that such mortgage was not incurred in anticipation of such merger or consolidation or sale, lease or other disposition; (g) mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; (h) mortgages created in connection with the acquisition of assets or a project financed with, and created to secure, a Nonrecourse Obligation (as defined below); and (i) extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c), (d), (e), (f), (g), and (h), provided, however, that any mortgages permitted by any of the foregoing clauses (a), (b), (c), (d), (e),
(f), (g), and (h) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto, and provided further that any refinancing or replacement of any mortgages permitted by the foregoing clauses (g) and (h) shall be of the type referred to in such clauses (g) or (h), as the case may be.

    Notwithstanding the restrictions described in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Senior Debt Securities, provided that after giving effect thereto, the aggregate amount of all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (i) above) does not exceed 15% of the Consolidated Net Tangible Assets (as defined below) of the Company as most recently determined on or prior to such date.

LIMITATIONS ON SALE AND LEASE BACK TRANSACTIONS

    The Senior Indenture will provide that the Company will not, nor will it permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction (as defined below) with respect to any Principal Property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness secured by a mortgage on the Principal Property involved in such transaction at least equal in amount to the Attributable Debt (as defined below) with respect to such Sale and Lease-Back Transaction, without equally and ratably securing the Senior Debt Securities, pursuant to the limitation on liens in the Senior

Indenture; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) the retirement (other than any mandatory retirement, mandatory prepayment or sinking fund payment or by payment at maturity) of debt for borrowed money of the Company or a Restricted Subsidiary that matures more than 12 months after the creation of such indebtedness or the purchase, construction or development of other comparable property.

CERTAIN DEFINITIONS APPLICABLE TO COVENANTS

    The term "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction involving a Principal Property shall mean, at the time of determination, the lesser of: (a) the fair value of such property (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or if not practicable to determine such rate, the weighted average interest rate per annum (in the case of Original Issue Discount Securities, the imputed interest rate) borne by the Senior Debt Securities of each series outstanding pursuant to the Indenture compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) and the net amount determined assuming no such termination.

    The term "Consolidated Net Tangible Assets" shall mean, as of any particular time, total assets (excluding applicable reserves and other properly deductible items) less: (a) total current liabilities, except for (1) notes and loans payable, (2) current maturities of long-term debt and (3) current maturities of obligations under capital leases; and (b) goodwill, patents and trademarks, to the extent included in total assets; all as set forth on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries and computed in accordance with generally accepted accounting principles.

    The term "Nonrecourse Obligation" means indebtedness or other obligations substantially related to (i) the acquisition of assets not previously owned by the Company or any Restricted Subsidiary or (ii) the financing of a project involving the development or expansion of properties of the Company or any Restricted Subsidiary, as to which the obligee with respect to such indebtedness or obligation has no recourse to the Company or any Restricted Subsidiary or any assets of the Company or any Restricted Subsidiary other than the assets which were acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (and the proceeds thereof).

    The term "Principal Property" shall mean the land, land improvements, buildings and fixtures (to the extent they constitute real property interests, including any leasehold interest therein) constituting the principal corporate office, any manufacturing facility or any distribution center (whether now owned or hereafter acquired) which: (a) is owned by the Company or any Subsidiary; (b) is located within any of the present 50 states of the United States (or the District of Columbia); (c) has not been determined in good faith by the Board of Directors of the Company not to be materially important to the total business conducted by the Company and its Subsidiaries taken as a whole; and (d) has a market value on the date as of which the determination is being made in excess of 2.0% of Consolidated Net Tangible Assets of the Company as most recently determined on or prior to such date.

    The term "Restricted Subsidiary" shall mean any Subsidiary that owns any Principal Property; provided, however, that the term "Restricted Subsidiary" shall not include (a) any Subsidiary which is principally engaged in financing receivables, or which is principally engaged in financing the Company's operations outside the United States of America or (b) any Subsidiary less than 80% of the voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries if the common stock of such Subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or other over-the-counter market.

    The term "Sale and Lease-Back Transaction" shall mean any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any Principal Property which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person.

    The term "Subsidiary" shall mean any corporation of which at least a majority of the outstanding voting stock having the power to elect a majority of the board of directors of such corporation is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries, and the accounts of which are consolidated with those of the Company in its most recent consolidated financial statement in accordance with generally accepted accounting principles. For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The Indentures will provide that the Company may not consolidate with or merge into any other Person (in a transaction in which the Company is not the surviving corporation), or convey, transfer or lease its properties and assets substantially as an entirety to, any Person (a "Successor Person"), unless (i) the Successor Person (if any) is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of any domestic jurisdiction and assumes the Company's obligations on the Debt Securities and under the Indentures, (ii) immediately after giving effect to the transaction, and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result of the transaction as having been incurred by it at the time of the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing and (iii) certain other conditions are met. (Section 801)

EVENTS OF DEFAULT

    Each of the following will constitute an Event of Default under the Indentures with respect to Debt Securities of any series: (a) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (b) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the Subordinated Indenture; (c) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not such deposit is prohibited by the subordination provisions of the Subordinated Indenture; (d) failure to perform any other covenant of the Company in the Indentures (other than a covenant included in the Indentures solely for the benefit of a series other than that series), continued for 60 days after written notice has been given by the Trustee, or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series, as provided in the Indentures; (e) certain events in bankruptcy, insolvency or reorganization with respect to the Company; and (f) any other Event of Default specified in the applicable Prospectus Supplement. (Section 501)

    The Indentures will provide that, if an Event of Default (other than an Event of Default described in clause (e) above) with respect to the Debt Securities of any series at the time Outstanding shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series by notice as provided in the Indentures may declare the principal amount of the debt securities of that series (or, in the case of any Debt Security that is an Original Issue

Discount Security or the principal amount of which is not then determinable, such portion of the principal amount of such Debt Security, or such other amount in lieu of such principal amount, as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default described in clause (e) above with respect to the Debt Securities of any series at the time Outstanding shall occur, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security or other Debt Security, such specified amount) will automatically, and without any action by the Trustee or any Holder, become immediately due and payable. Any payment by the Company on the Subordinated Debt Securities following any such acceleration will be subject to the subordination provisions of Article Fifteen of the Subordinated Indenture. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the Indentures. (Section 502) For information as to waiver of defaults, see "Modification and Waiver."

    Subject to the provisions of the Indentures relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indentures at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions of the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series. (Section 512)

    No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indentures, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series, (ii) the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series have made a written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and
(iii) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security. (Section 508)

    The Indentures will include a covenant requiring the Company to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indentures and, if so, specifying all such known defaults. (Section 1004)

MODIFICATION AND WAIVER

    Modifications and amendments of the Indentures may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security, (b) reduce the principal amount of, or any premium or interest on, any Debt Security, (c) reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Debt Security, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security, (f) in the case of Subordinated Debt Securities, modify the subordination provisions in a manner materially adverse to the Holders of the Subordinated Debt Securities,
(g) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indentures, (h) reduce the percentage in principal amount of Outstanding Securities of any series necessary for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults or (i) modify such provisions with respect to modification and waiver. (Section 902)

    The Indentures will provide that the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may waive, on behalf of the Holders of all Debt Securities of such series, compliance by the Company with certain restrictive provisions of the Indentures. (Sections 1010 and 1008 of the Senior Indenture and the Subordinated Indenture, respectively). The Holders of a majority in principal amount of the Outstanding Securities of any series may waive any past default under the Indentures, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indentures which cannot be amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

    The Indentures will provide that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given or taken any direction, notice, consent, waiver or other action under the Indentures as of any date, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of such date upon acceleration of the Maturity thereof to such date, (ii) if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an Index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security and (iii) the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the U.S. dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (i) or (ii) above, of the amount described in such clause). Certain Debt Securities, including those for whose payment or redemption money has been deposited or set aside in trust for the Holders and those that have been fully defeased pursuant to Section 1302, will not be deemed to be Outstanding. (Section 101)

    Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the Indentures, in the manner and subject to the limitations provided in the Indentures. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, such action may be taken only by persons who are Holders of Outstanding Securities of that series on the record date. To be effective, such action must be taken by Holders of the requisite principal amount of such Debt Securities within a specified period following the record date. For any particular record date, this period will be 180 days or such other shorter period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time. (Section 104)

DEFEASANCE AND COVENANT DEFEASANCE

    If and to the extent indicated in the applicable Prospectus Supplement, and subject to such other conditions and limitations as may be set forth in the applicable Prospectus Supplement, the Company may elect, at its option at any time, to have the provisions of Section 1302, relating to defeasance and discharge of indebtedness, or Section 1303, relating to defeasance of certain restrictive covenants in the Indenture, applied to the Debt Securities of any series, or to any specified part of a series. (Section 1301)

    DEFEASANCE AND DISCHARGE. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1302 applied to any Subordinated Debt Securities, the provisions of Article Fifteen of the Subordinated Indenture relating to subordination will cease to be effective and, with respect to any Debt Securities, the Company will be discharged from all its obligations with respect thereto (except for certain obligations to exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies, to hold moneys for payment in trust and, if applicable, to effect conversions of Debt Securities) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur. (Sections 1302 and 1304)

    DEFEASANCE OF CERTAIN COVENANTS. The Indentures will provide that, upon the Company's exercise of its option (if any) to have Section 1303 applied to any Debt Securities, the Company may omit to comply with certain restrictive covenants, including those described under "Restrictive Covenants" and any that may be described in the applicable Prospectus Supplement, and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) under "Events of Default" and any that may be described in the applicable Prospectus Supplement, will be deemed not to be or result in an Event of Default, in each case with respect to such Debt Securities, and, in the case of the Subordinated Indenture, the provisions of Article Fifteen relating to subordination will cease to be effective with respect to any Subordinated Debt Securities. The Company, in order to exercise such option, will be required to deposit, in trust for the benefits of the Holders of such Debt Securities, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the Indentures and such Debt Securities. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default, in such case, the Company would remain liable for such payments. (Sections 1303 and 1304)

    The Company may, at its option, satisfy and discharge each of the Indentures (except for certain obligations of the Company and the Trustee, (including, among others, the obligations to apply money held in trust) when (i) either (a) all Debt Securities under such Indenture previously authenticated and delivered (other than (1) Debt Securities that were destroyed, lost or stolen and that have been replaced or paid and (2) Debt Securities for the payment of which money has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or discharge from such trust) have been delivered to the Trustee for cancellation or (b) all such Debt Securities under such Indenture not theretofore delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year, or (3) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of the Company, and the Company has deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount sufficient to pay and discharge the entire indebtedness on such Debt Securities under such Indenture not previously delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of Debt Securities under such Indenture which have become due and payable) or to the Stated Maturity or redemption date as the case may be, (ii) the Company has paid or caused to be paid all other sums payable under such Indenture by the Company, and (iii) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of such Indenture have been satisfied.

NOTICES

    Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register. (Sections 101 and
106)

TITLE

    The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Debt Security is registered as the absolute owner thereof (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes. (Section 308)

GOVERNING LAW

    The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York. (Section 112)

REGARDING THE TRUSTEE

    The Indentures contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee is permitted to engage in certain other transactions; however, if it acquires any conflicting interest and there is a default under the Securities of any series for which the Trustee serves as trustee, the Trustee must eliminate such conflict or resign. (Section 608)

                          DESCRIPTION OF CAPITAL STOCK

    The Company's Certificate of Incorporation authorizes capital stock consisting of 30,000,000 shares of Common Stock, $0.001 par value per share, of which 18,934,609 shares were outstanding as of September 30, 1997, and 5,000,000 shares of preferred stock, $0.001 par value per share, none of which is outstanding. The following summary is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation and Bylaws.

COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors, and are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company's Amended and Restated Certificate of Incorporation does not provide for cumulative voting with respect to the election of directors. As a result, the holders of a majority of the shares voting in the election of directors can elect all of the directors then standing for election. In the event of liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive all assets available for distribution to the stockholders, subject to any preferential rights of any preferred stock then outstanding. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

    The Company is authorized to issue 5,000,000 shares of "blank check" preferred stock that may be issued from time to time in one or more series upon authorization by the Company's Board of Directors. The Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Company's Common Stock at a premium or otherwise adversely affect the market price of the Common Stock. The Company has no current plans to issue any preferred stock.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

    The Company's Bylaws provide that the Company shall indemnify its directors and may indemnify its officers and employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company's Bylaws also permit it to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions in such capacity, regardless of whether the Bylaws would permit indemnification.

    The Company has entered into agreements to indemnify its directors and executive officers, in addition to indemnification provided for in the Company's Bylaws and Amended and Restated Certificate of Incorporation. These agreements, among other things, indemnify the Company's directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or executive officer of the Company, any subsidiary of the Company or any other company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. By virtue of the Company's decision not to elect out of the statute's provisions, the statute applies to the Company. The statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

    Stockholders who are officers and directors or their affiliates may be able to significantly influence the election of the Company's directors and the determination of the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions. This may have a significant effect in delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock. Certain provisions of the Company's Certificate of Incorporation, Bylaws and equity compensation plans and Delaware law may also discourage certain transactions involving a change in control of the Company. This may, when combined with the Company's classified Board of Directors and the ability of the Board of Directors to issue blank check Preferred Stock without further stockholder approval, have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of other holders of Common Stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C. Its telephone number is (415) 743-1424.

                              PLAN OF DISTRIBUTION

    The Company may sell the Securities separately or together, (i) to one or more underwriters or dealers for public offering and sale by them and (ii) to investors directly or through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Each Prospectus Supplement will describe the method of distribution of the Securities offered thereby.

    In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of the Securities for whom they may act as agents, in the form of discounts, concessions or commissions. The underwriters, dealers or agents which participate in the distribution of the Securities may be deemed to be underwriters under the Securities Act and any discounts or commissions received by them and any profit on the resale of the Securities received by them may be deemed to be underwriting discounts and commissions thereunder. Any such underwriter, dealer or agent will be identified and any such compensation received from the Company will be described in the Prospectus Supplement. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    Under agreements that may be entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect thereof.

    The Company may grant underwriters who participate in the distribution of Securities an option to purchase additional Securities to cover over-allotments, if any.

    All Debt Securities will be new issues of securities with no established trading market. Any underwriters to whom Debt Securities are sold by the Company for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Debt Securities.

    Certain of the underwriters or agents and their associates may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

                                 LEGAL OPINIONS

    The validity of the Securities is being passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

    The consolidated financial statements of Cygnus Inc. incorporated by reference in the Cygnus, Inc. Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                  -----------------

                                  TABLE OF CONTENTS

                                                                            PAGE

                                Prospectus Supplement
Summary. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Price Range of Common Stock. . . . . . . . . . . . . . . . . . . . . . . . .
Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Description of Notes . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Certain United States Federal Income Tax Consequences. . . . . . . . . . . .
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                      Prospectus
Available Information. . . . . . . . . . . . . . . . . . . . . . . . . . . .
Incorporation of Certain Documents by Reference. . . . . . . . . . . . . . .
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Recent Developments. . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Ratio of Earnings to Fixed Charges . . . . . . . . . . . . . . . . . . . . .
Description of Debt Securities . . . . . . . . . . . . . . . . . . . . . . .
Description of Capital Stock . . . . . . . . . . . . . . . . . . . . . . . .
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Legal Opinions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


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                                     $43,000,000



                                     CYGNUS, INC.



                                4% Senior Subordinated
                              Convertible Notes due 2005




                                   ---------------

                                      PROSPECTUS
                                      SUPPLEMENT

                                   ---------------







                                   February 4, 1998

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